    As filed with the Securities and Exchange Commission on October 11, 2000
                                                      Registration No. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ---------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                ---------------
                                ICOS Corporation
             (Exact name of registrant as specified in its charter)

                  Delaware                                       91-1463450
        (State or other jurisdiction                          (I.R.S. Employer
      of incorporation or organization)                    Identification Number)

                            22021 - 20th Avenue S.E.
                           Bothell, Washington 98021
                                 (425) 485-1900
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                 Paul N. Clark
          Chairman of the Board, Chief Executive Officer and President
                                ICOS Corporation
                            22021 - 20th Avenue S.E.
                           Bothell, Washington 98021
                                 (425) 485-1900
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                ---------------
                                   Copies to:

             James R. Lisbakken                                 Mark Kessel
           Edmund O. Belsheim, Jr.                          Shearman & Sterling
              Perkins Coie LLP                              599 Lexington Avenue
        1201 Third Avenue, Suite 4800                  New York, New York 10022-6030
       Seattle, Washington 98101-3099                          (212) 848-4000
               (206) 583-8888

                                ---------------
  Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.
  If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]
  If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] __________
  If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] __________
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                ---------------
                        CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------
                                              Proposed Maximum    Proposed Maximum
 Title of Shares to be      Amount to Be       Aggregate Price        Aggregate           Amount of
       Registered           Registered(1)       Per Share(2)      Offering Price(2)   Registration Fee
------------------------------------------------------------------------------------------------------
Common Stock, $.01 par
 value.................   5,750,000 shares         $47.625          $273,843,750           $72,295
------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------

(1) Includes 750,000 shares that the underwriters have the option to purchase to cover over-allotments, if any.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933 on the basis of the average of the high and low selling prices of the common stock on October 9, 2000, as reported on The Nasdaq National Market.

  The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an +
+offer to sell securities and we are not soliciting offers to buy these        +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                 SUBJECT TO COMPLETION, DATED OCTOBER 11, 2000

PROSPECTUS

                                5,000,000 Shares

                           [LOGO of ICOS CORPORATION]

                                  Common Stock

  We are selling 5,000,000 shares of our common stock.

  Our common stock is traded on The Nasdaq National Market under the symbol ICOS. On October 9, 2000, the last reported sale price of our common stock was $48.25 per share.

  Our business involves significant risks. These risks are described under the caption "Risk Factors" beginning on page 5.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                --------------

                                                              Per Share Total
Public offering price........................................  $        $
Underwriting discounts and commissions.......................  $        $
Proceeds, before expenses, to ICOS...........................  $        $

  The underwriters may also purchase up to an additional 750,000 shares of common stock at the public offering price, less the underwriting discounts and commissions, to cover over-allotments.

  The underwriters expect to deliver the shares against payment in New York,
New York on     , 2000.

                                --------------

SG COWEN

    BANC OF AMERICA SECURITIES LLC

         PRUDENTIAL VECTOR HEALTHCARE
          a unit of Prudential Securities

                 ROBERTSON STEPHENS

                                                    RAGEN MacKENZIE INCORPORATED

    , 2000

                               TABLE OF CONTENTS



                                                                            Page
Prospectus Summary.........................................................   1
Risk Factors...............................................................   5
Forward-Looking Statements.................................................  13
Use of Proceeds............................................................  14
Price Range of Common Stock................................................  14
Dividend Policy............................................................  14
Capitalization.............................................................  15
Selected Consolidated Financial Data.......................................  16
Management's Discussion and Analysis of Financial Condition and
 Results of Operations.....................................................  17
Business...................................................................  23
Management.................................................................  40
Principal Stockholders.....................................................  43
Underwriting...............................................................  45
Legal Matters..............................................................  46
Experts....................................................................  46
Where You Can Find More Information........................................  46
Information Incorporated by Reference......................................  47

                               ----------------

  You should rely only on information contained in or incorporated by reference into this prospectus. We have not authorized anyone to provide you with information that is different. We are offering to sell and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

                               ----------------

  ICOS, ICOS & Design and Pafase are registered trademarks of ICOS Corporation. Other company names and trademarks included in this prospectus are trademarks, registered trademarks or trade names of their respective owners.

                               PROSPECTUS SUMMARY

  This summary highlights selected information contained elsewhere in this prospectus. This summary may not contain all the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including "Risk Factors" and the consolidated financial statements incorporated by reference into this prospectus, before making an investment decision. Except where we state otherwise, the information we present in this prospectus assumes no exercise of the underwriters' over-allotment option.

                                ICOS Corporation

  ICOS is a product-driven company that has expertise in both protein-based and small molecule therapeutics. We combine our capabilities in molecular, cellular and structural biology, high throughput drug screening, medicinal chemistry and genomics to develop highly innovative products with significant commercial potential. We apply our integrated approach to specific target areas where we have expertise. We believe this strategy increases our chances of successfully developing commercial products. These target areas include erectile dysfunction, female sexual dysfunction, sepsis, pulmonary hypertension and other cardiovascular diseases, inflammatory diseases and cancer. To compensate for the risks associated with clinical development, we seek to develop a number of product candidates in parallel. These product candidates encompass a variety of molecular mechanisms and targets to treat diverse medical conditions.

  We and our partners have the following product candidates in late-stage clinical development:

  . Cialis(TM), which is currently being evaluated for the treatment of erectile dysfunction. In Phase 2 clinical trials conducted to date, Cialis has improved patients' ability to attain and maintain an erection sufficient for sexual intercourse and increased both the percentage of successful sexual attempts reported by patients in patient diaries as well as the proportion of experiences satisfying to both patients and partners. We are currently conducting Phase 3 clinical trials for Cialis in a number of countries and expect to initiate additional clinical trials. We plan to submit a new drug application for Cialis to the United States Food and Drug Administration, or FDA, in the second half of 2001, subject to successfully concluding our clinical trials;

  . Pafase(R), which is currently being evaluated for the treatment of sepsis. We intend to begin a pivotal Phase 3 clinical trial of Pafase in the first quarter of 2001; and

  . Sitaxsentan, which is currently being evaluated for the treatment of pulmonary hypertension. Preliminary analysis of available patient data from an open-label Phase 2a clinical trial suggests that sitaxsentan may provide clinical benefit to patients diagnosed with some types of pulmonary hypertension. We intend to begin a pivotal Phase 2b/3 clinical trial of sitaxsentan in the first quarter of 2001.

  In addition, we continue to develop a broad portfolio of product candidates encompassing a variety of therapeutic approaches to address needs in both chronic and acute diseases. We seek to regenerate this product pipeline continuously. For example, we have the following product candidates in early clinical or preclinical development:

  . Cialis, in Phase 2 clinical trials for the treatment of female sexual dysfunction;

  . IC14, in Phase 1 clinical trials for the treatment of sepsis;

  . IC485, in late-stage preclinical development for the treatment of chronic inflammatory diseases, such as chronic obstructive pulmonary disease and rheumatoid arthritis;

  . IC747, in late-stage preclinical development for the treatment of chronic inflammatory diseases, such as psoriasis;

  . TBC3711, in late-stage preclinical development for the treatment of chronic heart failure and essential hypertension; and

  . Cell cycle checkpoint/DNA repair antagonists, in preclinical development for the treatment of cancer.

  We have established collaborations with pharmaceutical and biotechnology companies to enhance our internal development capabilities and to offset a substantial portion of the financial risk of developing our product candidates. At the same time, we maintain substantial rights to the product candidates covered by these collaborations, which provide us the opportunity to participate in a significant portion of the potential economic benefit of these product candidates. For example, in 1997, we established Suncos Corporation, a joint venture entity with Suntory Limited, for the development of Pafase, and in 1998, we established Lilly ICOS LLC, a collaboration with Eli Lilly and Company, for the development of Cialis. In addition, in June 2000, we established ICOS-Texas Biotechnology L.P., a joint venture entity with Texas Biotechnology Corporation, for the development of endothelin antagonists, including sitaxsentan.

  We have incurred significant operating losses since we began operations in September 1990. As of June 30, 2000, we had an accumulated deficit of $153.6 million. We have not yet completed the development of any products and, consequently, have not generated revenues from the sale of products.

  We were incorporated in Delaware in September 1989. References in this prospectus to "ICOS," "we," "our" and "us" refer to ICOS Corporation and our wholly owned subsidiary, ICOS Development Corporation. Our principal executive offices are located at 22021--20th Avenue S.E., Bothell, Washington 98021 and our telephone number is (425) 485-1900. Our Internet address is www.icos.com. Information contained on our Web site does not constitute part of this prospectus.

                                  The Offering

 Common stock offered by ICOS.................... 5,000,000 shares
 Common stock to be outstanding after this
  offering....................................... 51,078,436 shares
 Use of proceeds................................. For funding product development, clinical
                                                  research and acquisitions of
                                                  technologies, and for
                                                  marketing costs, working
                                                  capital, capital expenditures
                                                  and other general corporate
                                                  purposes
 Nasdaq National Market symbol................... ICOS

  The number of shares of our common stock to be outstanding after this offering is based on the number of shares of common stock outstanding as of June 30, 2000. This number does not include:

  . 8,147,038 shares reserved for issuance as of June 30, 2000 upon exercise of stock options outstanding under our stock option plans, of which 5,115,610 options are exercisable at a weighted-average exercise price of $13.42 per share;

  . 10,786,000 shares reserved for issuance as of June 30, 2000 upon exercise of outstanding warrants at a weighted-average exercise price of $39.57; and

  . 2,630,634 shares reserved for issuance as of June 30, 2000 upon exercise of stock options that could have been granted under our 1999 Stock Option Plan.

                      Summary Consolidated Financial Data
                     (in thousands, except per share data)

  The following summary consolidated financial data are derived from our audited consolidated financial statements and related notes. The as adjusted information in the consolidated balance sheet data as of June 30, 2000 reflects the receipt of the estimated net proceeds from the sale by us of the 5,000,000 shares of common stock in this offering at an assumed public offering price of $48.25 per share.

                                                                           Six Months Ended
                                    Year Ended December 31,                    June 30,
                          -----------------------------------------------  ------------------
                            1995      1996      1997      1998     1999      1999      2000
                          --------  --------  --------  -------- --------  --------  --------
Consolidated Statement
 of Operations Data:

Total revenue...........  $  1,500  $  2,000  $ 31,576  $110,768 $ 79,600  $ 32,165  $ 20,238
Operating expenses:
  Research and
   development..........    24,039    30,011    42,783    76,978  100,541    48,889    43,909
  General and
   administrative.......     2,482     2,555     2,737     4,031    5,259     2,005     3,120
                          --------  --------  --------  -------- --------  --------  --------
    Total operating
     expenses...........    26,521    32,566    45,520    81,009  105,800    50,894    47,029
                          --------  --------  --------  -------- --------  --------  --------
Operating income
 (loss).................   (25,021)  (30,566)  (13,944)   29,759  (26,200)  (18,729)  (26,791)
Other income (expense),
 net....................     1,652     2,071     1,929     2,199   (6,995)   (2,416)   (2,523)
                          --------  --------  --------  -------- --------  --------  --------
Income (loss) before
 income taxes...........   (23,369)  (28,495)  (12,015)   31,958  (33,195)  (21,145)  (29,314)
Income taxes--current...       --        --        --        648      --        --        --
                          --------  --------  --------  -------- --------  --------  --------
Net income (loss).......  $(23,369) $(28,495) $(12,015) $ 31,310 $(33,195) $(21,145) $(29,314)
                          ========  ========  ========  ======== ========  ========  ========
Net income (loss) per
 common share--basic....  $  (0.73) $  (0.77) $  (0.30) $   0.78 $  (0.76) $  (0.50) $  (0.64)
                          ========  ========  ========  ======== ========  ========  ========
Net income (loss) per
 common share--diluted..  $  (0.73) $  (0.77) $  (0.30) $   0.67 $  (0.76) $  (0.50) $  (0.64)
                          ========  ========  ========  ======== ========  ========  ========
Weighted-average common
 shares outstanding--
 basic..................    32,194    36,805    39,595    40,139   43,449    42,709    45,524
                          ========  ========  ========  ======== ========  ========  ========
Weighted-average common
 shares outstanding--
 diluted................    32,194    36,805    39,595    46,849   43,449    42,709    45,524
                          ========  ========  ========  ======== ========  ========  ========

                                                            June 30, 2000
                                                          -------------------
                                                                        As
                                                           Actual    Adjusted
                                                          ---------  --------
Consolidated Balance Sheet Data:

Cash and cash equivalents, investment securities
 available for sale and interest receivable.............. $  58,966  $287,604
Working capital..........................................    64,940   293,578
Total assets.............................................    94,386   323,024
Long-term debt...........................................       --        --
Accumulated deficit......................................  (153,624) (153,624)
Stockholders' equity.....................................    85,471   314,109

                                  RISK FACTORS

  You should carefully consider the risks described below before making an investment decision. You should also refer to the other information in this prospectus, including our financial statements and the related notes incorporated by reference into this prospectus. The risks and uncertainties described below are not the only risks and uncertainties we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations. If any of the following risks actually occur, our business, results of operations and financial condition would suffer. In that event the trading price of our common stock could decline, and you may lose all or part of your investment in our common stock. The risks discussed below also include forward-looking statements and our actual results may differ substantially from those discussed in these forward-looking statements.

                         Risks Related to Our Business

We have a history of losses and anticipate continued losses.

  We have incurred significant operating losses since we began operations in September 1990. As of June 30, 2000, we had an accumulated deficit of $153.6 million. We have not yet completed the development of any products and, consequently, have not generated revenues from the sale of products. Our operating losses have been increasing during the past several years and will continue to increase in subsequent years as we attempt to complete development of our potential products, obtain necessary regulatory approvals and manufacture and market these product candidates. In particular, we expect to incur substantial marketing and other costs related to commercializing Cialis if we are able to complete clinical trials and obtain regulatory approval for this product candidate. Even if we do successfully develop products that can be marketed, we will need to generate significant revenues from those products to achieve and maintain profitability. We currently do not expect to achieve profitability for at least the next three years. Even if we do become profitable, we cannot assure you that we would be able to sustain or increase profitability on a quarterly or annual basis.

Our operating results are subject to fluctuations that may cause our stock price to decline.

  Our operating results have fluctuated in the past and are likely to continue to do so in the future. Our revenue is unpredictable and may fluctuate due to the timing of non-recurring licensing fees, reimbursements earned by us for manufacturing services, and achievement of milestones under new and existing licensing and collaborative agreements. Revenue historically recognized under our prior collaborative agreements may not be an indicator of revenue from any future collaborations. In addition, our expenses are unpredictable and may fluctuate from quarter to quarter due to the timing of expenses, which may include payments owed by us under licensing or collaborative arrangements. It is possible that in the future our operating results in a particular quarter or quarters will not meet the expectations of securities analysts or investors, causing the market price of our common stock to decline. We believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance and should not be relied upon to predict the future performance of our stock price.

Our clinical trials may fail to demonstrate the safety and effectiveness of our product candidates, which could prevent or significantly delay their regulatory approval.

  Any failure or substantial delay in completing clinical trials for our product candidates, and in particular Cialis, may severely harm our business. Before obtaining regulatory approval for the sale of any of our potential products, we must subject these product candidates to extensive preclinical and clinical testing to demonstrate their safety and effectiveness for humans. Clinical trials are time-consuming and expensive and may take years to complete, and we have conducted only a limited number of clinical trials to date. We may not complete our clinical trials of product candidates under development, and the results of the trials may fail to demonstrate the safety or effectiveness of such product candidates to the extent necessary to obtain regulatory approvals or to make commercialization of the product candidates worthwhile. At any time during these clinical trials, factors such as ineffectiveness of the product candidate, discovery of unacceptable toxicities or side effects, development of disease resistance or other physiological factors, or delays in patient enrollment could cause us to interrupt, limit, delay or abort the development of these product candidates.

  In addition, larger and later-stage clinical trials may not produce the same results as early-stage trials. Many companies in the pharmaceutical and biotechnology industries, including us, have suffered significant setbacks in clinical trials, even after promising results had been obtained in earlier trials. For example, our Phase 3 clinical trial of product candidate LeukArrest(TM) for the treatment of ischemic stroke was stopped after an interim analysis. Similarly, our trial data for product candidate ICM3 did not show sufficiently promising results to warrant further study for the treatment of psoriasis. We may at times elect to use aggressive clinical strategies to advance product candidates through clinical development as rapidly as possible. For example, we may commence clinical trials without conducting preclinical animal testing, or we may conduct later-stage trials based on limited early-stage data. As a result, we anticipate that only some of our product candidates may show safety and effectiveness in clinical trials and many may encounter difficulties or delays during clinical development.

Government regulatory authorities may not approve our product candidates.

  We cannot assure you that we will receive the regulatory approvals necessary to commercialize our product candidates, which could cause our business to fail. Our product candidates are subject to extensive and rigorous government regulation. The FDA regulates, among other things, the development, testing, manufacture, safety, efficacy, record-keeping, labeling, storage, approval, advertising, promotion, sale and distribution of biopharmaceutical products. If our potential products are marketed abroad, they will also be subject to extensive regulation by foreign governments. None of our product candidates has been approved for sale in the United States or any foreign market. In addition, we have only limited experience in filing and pursuing applications necessary to gain regulatory approvals, which may impede our ability to obtain such approvals.

  The regulatory review and approval process, which includes preclinical studies and clinical trials of each product candidate, is lengthy, expensive and uncertain. Securing FDA approval requires the submission of extensive preclinical and clinical data and supporting information to the FDA for each indication to establish the product candidates' safety and effectiveness. The approval process may take many years to complete and may involve ongoing requirements for post-marketing studies. Any FDA or other regulatory approval of our product candidates, once obtained, may be withdrawn. The effect of government regulation may be to:

  . delay marketing of potential products for a considerable period of time;

  . limit the indicated uses for which potential products may be marketed;

  . impose costly requirements on our activities; and

  . provide competitive advantage to other pharmaceutical and biotechnology companies.

  In addition, regulatory compliance may prevent us from introducing new or improved products or may require us to stop marketing potential products. If we fail to comply with the laws and regulations pertaining to our business, we may be subject to sanctions, including the temporary or permanent suspension of operations, product recalls, marketing restrictions and civil and criminal penalties.

If we are unable to obtain the additional funding we need to develop and market our potential products, we may be required to delay, scale back or eliminate expenditures for some of our programs or grant rights to third parties to develop and market our potential products.

  Our business does not currently generate the cash needed to finance our operations. We will require substantial financial resources to conduct the time-consuming and costly research, preclinical development, clinical trials and regulatory approval and marketing activities necessary to commercialize our potential products. We may need to seek additional funding through public or private financings, including equity financings, and through other arrangements, including collaborative arrangements. Poor financial results, unanticipated expenses or unanticipated opportunities that require financial commitments could give rise to additional financing requirements sooner than we expect. However, financing may be unavailable when we need it or may not be available on acceptable terms. If we raise additional funds by issuing equity or convertible debt securities, the percentage ownership of our existing stockholders would be reduced, and these securities might have rights superior to those of our common stock. If we are unable to raise additional funds when we need them, we may be required to delay, scale back or eliminate expenditures for some of our development programs or grant rights to third parties to develop and market product candidates that we would prefer to develop and market internally. If we are required to grant such rights, the ultimate value of these product candidates to us would be reduced.

If we fail to negotiate or maintain successful collaborative arrangements with third parties, our development and marketing activities may be delayed or reduced.

  We have entered into, and we expect to enter into in the future, collaborative arrangements with third parties to perform research, development, regulatory compliance, manufacturing or marketing activities relating to some or all of our product candidates. If we fail to secure or maintain successful collaborative arrangements, our development and marketing activities may be delayed or reduced. Currently, we have collaborative arrangements with Suntory, Eli Lilly, Texas Biotechnology and other companies and research laboratories. We may be unable to negotiate additional collaborative arrangements or, if necessary, modify our existing arrangements on acceptable terms.

  Our collaborative agreements can be terminated under certain conditions by our partners. In addition, our partners may separately pursue competing products, therapeutic approaches or technologies to develop treatments for the diseases targeted by us or our collaborative efforts. Even if our partners continue their contributions to the collaborative arrangements, they may nevertheless determine not to actively pursue the development or commercialization of any resulting products. Also, our partners may fail to perform their obligations under the collaborative arrangements or may be slow in performing their obligations. In these circumstances, our ability to develop and market potential products could be severely limited.

If we are unable to protect our intellectual property rights adequately, the value of our potential products could be diminished.

  Our success is dependent in part on obtaining, maintaining and enforcing our patents and other proprietary rights and our ability to avoid infringing the proprietary rights of others. Patent law relating to the scope of claims in the biotechnology field in which we operate is still evolving and surrounded by a great deal of uncertainty. Accordingly, we cannot assure you that our pending patent applications will result in issued patents. Because patent applications in the United States are maintained in secrecy until a patent issues, we cannot assure you that others have not filed patent applications for technology covered by our pending applications or that we were the first to invent the technology. There may be third-party patents, patent applications and other intellectual property relevant to our potential products that may block or compete with our compounds, products or processes. In addition, after seeking advice of counsel, we may undertake research and development with respect to potential products even when we are aware of third-party patents that may be relevant to our potential products, on the basis that such patents may be challenged or licensed by us. If our subsequent challenge to such patents were not to prevail, we may not be able to commercialize our potential products after having incurred significant expenditures unless we are able to acquire rights with respect to such third-party patents on commercially reasonable terms.

  Although we own a number of patents and have applied for additional patents, the issuance of a patent is not conclusive as to its validity or enforceability. A third party may challenge the validity or enforceability of a patent after its issuance. We cannot assure you how much protection, if any, will be given to our patents if we attempt to enforce them and they are challenged in court or in other proceedings. It is possible that a competitor may successfully challenge our patents or that a challenge will result in limitations of their coverage. In addition, the cost of litigation to uphold the validity of patents can be substantial. If we are unsuccessful in such litigation, third parties may be able to use our patented compounds, products or processes without paying licensing fees or royalties to us.

  Moreover, competitors may infringe our patents or successfully avoid them through design innovation. To prevent infringement or unauthorized use, we may need to file infringement claims, which are expensive and time-consuming. In addition, in an infringement proceeding a court may decide that a patent of ours is not valid. Even if the validity of our patents were upheld, a court may refuse to stop the other party from using the compounds, products or processes at issue on the ground that its activities are not covered by our patents. Policing unauthorized use of our intellectual property is difficult, and we cannot assure you that we will be able to prevent misappropriation of our proprietary rights, particularly in countries where the laws may not protect such rights as fully as in the United States.

  In addition to our patent rights, we also rely on unpatented technology, trade secrets and confidential information. Others may independently develop substantially equivalent information and techniques or otherwise gain access to or disclose our technology. We may not be able to effectively protect our rights in unpatented technology, trade secrets and confidential information. We require each of our employees, consultants and corporate partners to execute a confidentiality agreement at the commencement of an employment or consulting relationship with us. However, these agreements may not provide effective protection of our information or, in the event of unauthorized use or disclosure, they may not provide adequate remedies.

We may be subject to substantial costs and liability or be prohibited from commercializing our potential products as a result of litigation and other proceedings relating to patent rights.

  Patent litigation is very common in the biopharmaceutical industry. We cannot assure you that third parties will not assert patent or other intellectual property infringement claims against us with respect to our compounds, products or processes or other matters. Any claims that might be brought against us relating to infringement of patents may cause us to incur significant expenses and, if successfully asserted against us, may cause us to pay substantial damages and limit our ability to use the intellectual property subject to these claims. Even if we were to prevail, any litigation could be costly and time-consuming and could divert the attention of our management and key personnel from our business operations. Furthermore, as a result of a patent infringement suit, we may be forced to stop or delay developing, manufacturing or selling potential products that incorporate the challenged intellectual property unless we enter into royalty or license agreements. We may not be able to obtain royalty or license agreements on terms acceptable to us, if at all. Even if we were able to obtain licenses to such technology, some licenses may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. Ultimately we may be unable to commercialize some of our potential products or may have to cease some of our business operations, which could severely harm our business.

  In addition, we may have to resort to costly and time-consuming proceedings and litigation to determine the validity and scope of the proprietary rights of others. For example, we, Eli Lilly and eleven other companies are currently involved in an opposition proceeding before the European Patent Office in which we are opposing a patent granted by the European Patent Office to Pfizer Inc. This patent claims the use of the composition of sildenafil citrate, also known as Viagra(R), and related compounds for the treatment of erectile dysfunction and also claims the use of a PDE5 inhibitor for the treatment of erectile dysfunction. Viagra targets the same medical conditions that our product candidate Cialis targets. This patent has been nationalized by Pfizer in most European countries, and Lilly ICOS has brought suits challenging the patent in three European countries. It is expected that decisions by the European Patent Office and the trial courts in the three countries will be appealed by the party that does not prevail. These appeals could take years. If Pfizer's patent is ultimately upheld by the European Patent Office or the courts in European countries, we may be subject to litigation by Pfizer in Europe. We also may be prohibited from marketing Cialis for the treatment of erectile dysfunction in some or all European countries, or may be required to enter into licensing agreements to market

Cialis in Europe. These agreements may not be available on commercially reasonable terms. If Pfizer were to obtain a comparable patent in the United States, we may be involved in further litigation to determine whether our manufacture, use, sale or offer for sale of Cialis infringes such a patent, and to determine the validity and scope of such a patent.

Inability to obtain patent licenses to manufacture or sell our potential products may impair our business.

  Other companies, universities and research institutions may have or may obtain patents that could limit our ability to use, import, manufacture, market or sell our product candidates or impair our competitive position. As a result, we might be required to obtain licenses from other parties before we could continue using, importing, manufacturing, marketing or selling our potential products. We may not be able to obtain required licenses on terms acceptable to us, if at all. If we do not obtain required licenses, we may not be able to market our potential products at all or we may encounter significant delays in product development while we redesign potentially infringing products or methods.

We may be unable to establish the manufacturing capabilities necessary to develop and commercialize our potential products.

  Currently, we do not have facilities to manufacture small molecule product candidates, such as Cialis, and we do not have sufficient manufacturing capacity to manufacture our biological product candidates in quantities necessary for commercial sale. In addition, our manufacturing capacity may be inadequate to complete all clinical trials contemplated by us over time. We intend to rely in part on third-party contract manufacturers to produce large quantities of drug materials needed for clinical trials and commercialization of our potential products. Third-party manufacturers may not be able to meet our needs with respect to timing, quantity or quality of materials. If we are unable to contract for a sufficient supply of needed materials on acceptable terms, or if we should encounter delays or difficulties in our relationships with manufacturers, our clinical trials may be delayed, thereby delaying the submission of product candidates for regulatory approval and the market introduction and subsequent commercialization of our potential products. Any such delays may lower our revenues and potential profitability.

  Manufacturing product candidates in compliance with regulatory requirements is complex, time-consuming and expensive. If we make changes in our manufacturing processes, the FDA and corresponding foreign authorities may require us to demonstrate that the changes have not caused the resulting drug material to differ significantly from the drug material previously produced. Also, we may want to rely on results of prior preclinical studies and clinical trials performed using the previously produced drug material. Depending on the type and degree of differences between the newer and older drug material, we may be required to conduct additional animal studies or human clinical trials to demonstrate that the newly produced drug material is sufficiently similar to the previously produced drug material. We have made manufacturing changes and are likely to make additional manufacturing changes for the production of our product candidates currently in clinical development, such as Cialis and Pafase. These manufacturing changes could result in delays in development or regulatory approval or in reduction or interruption of commercial sales of our potential products and could impair our competitive position.

  We may develop our manufacturing capacity in part by expanding our current facilities or building new facilities. Either of these activities would require substantial additional funds and we would need to hire and train significant numbers of employees to staff these facilities. We may not be able to develop manufacturing facilities that are sufficient to produce drug materials for clinical trials or commercial use. Moreover, we and any third-party manufacturers that we may use must continually adhere to current Good Manufacturing Practices regulations enforced by the FDA through its facilities inspection program. If our facilities or the facilities of third-party manufacturers cannot pass a pre-approval plant inspection, the FDA pre-market approval of our product candidates will not be granted. In complying with these regulations and foreign regulatory requirements, we and any of our third-party manufacturers will be obligated to expend time, money and effort in production, record-keeping and quality control to assure that our potential products meet applicable specifications and other requirements. If we or any of our third-party manufacturers fail to comply with these requirements, we may be subject to regulatory sanctions.

We may be unable to establish sales and marketing capabilities necessary to successfully commercialize our potential products.

  We currently have no direct sales capabilities and only limited marketing capabilities. We anticipate relying on third parties to market and sell some of our primary product candidates. For example, we have entered into an agreement with Eli Lilly to co-promote Cialis in North America and Europe. If we decide to market our potential products through a direct sales force, we would need to either hire a sales force with expertise in pharmaceutical sales or contract with a third party to provide a sales force to meet our needs. We may be unable to establish marketing, sales and distribution capabilities necessary to commercialize and gain market acceptance for our potential products. In addition, co-promotion or other marketing arrangements with third parties to commercialize potential products could significantly limit the revenues we derive from these potential products, and these third parties may fail to commercialize our potential products successfully.

We may be unable to compete successfully in the markets for pharmaceutical and biotechnological products.

  The markets in which we compete are well established and intensely competitive. We may be unable to compete successfully against our current and future competitors. Our failure to compete successfully may result in pricing reductions, reduced gross margins and failure to achieve market acceptance for our potential products.

  A number of pharmaceutical and biotechnology companies are currently developing products targeting the same diseases and medical conditions that we target, and some of our competitors' products have entered clinical trials or already are commercially available. For example, Pfizer has already successfully commercialized Viagra, a competitor of our product candidate Cialis, and Eli Lilly is currently seeking regulatory approval for a product for the treatment of sepsis that may compete with Pafase. In addition, our potential products, if approved and commercialized, will compete against well-established existing therapeutic products that are currently reimbursed by government health administration authorities, private health insurers and health maintenance organizations.

  Our competitors include pharmaceutical companies, biotechnology companies, chemical companies, academic and research institutions and government agencies. Many of these organizations have substantially more experience and more capital, research and development, regulatory, manufacturing, sales, marketing, human and other resources than we do. As a result, they may:

  . develop products that are safer or more effective than our product candidates;

  . obtain FDA and other regulatory approvals or reach the market with their products more rapidly than we can, reducing the potential sales of our product candidates;

  . devote greater resources to market or sell their products;

  . adapt more quickly to new technologies and scientific advances;

  . initiate or withstand substantial price competition more successfully than we can;

  . have greater success in recruiting skilled scientific workers from the limited pool of available talent;

  . more effectively negotiate third-party licensing and collaborative arrangements; and

  . take advantage of acquisition or other opportunities more readily than we can.

  We face and will continue to face intense competition from other companies for collaborative arrangements with pharmaceutical and biotechnology companies, for relationships with academic and research institutions, and for licenses to proprietary technology. In addition, we anticipate that we will face increased competition in the future as new companies enter our markets and as scientific developments surrounding protein-based and small molecule therapeutics continue to accelerate.

The failure to attract or retain key management and technical personnel could harm our business.

  We are highly dependent on the efforts and abilities of our current management and key technical personnel. Our success will depend in part on retaining the services of our existing management and key personnel and attracting and retaining new highly qualified personnel. Failure to retain our existing key management and technical personnel or to attract additional highly qualified personnel could, among other things:

  .compromise our ability to negotiate additional collaborative arrangements;

  .delay our ongoing discovery research efforts;

  .delay preclinical or clinical testing of our product candidates;

  .delay the regulatory approval process; or

  .prevent us from successfully commercializing our product candidates.

  In our field, competition for qualified management and technical personnel is intense. Currently, competition is particularly acute due to the low unemployment rate experienced nationally. For example, we currently do not have a full-time chief financial officer. In addition, many of the companies with which we compete for experienced personnel have greater financial and other resources than we do. As a result of these factors, we may be unsuccessful in recruiting and retaining sufficient qualified personnel.

Our business may be harmed if we cannot obtain sufficient quantities of raw materials.

  We depend on outside vendors for the timely supply of raw materials used to conduct preclinical testing and clinical trials of product candidates. Once a supplier's materials have been selected for use in our manufacturing process, the supplier in effect becomes a sole or limited source of that raw material due to regulatory compliance procedures. Our business could be harmed if our third-party suppliers were to cease production or otherwise fail to supply us with quality raw materials in a timely manner and we were unable to contract for these services with alternative suppliers on acceptable terms.

                         Risks Related to Our Industry

We could experience price pressure or reduced demand for our potential products as a result of inadequate third-party reimbursement of the costs to patients of our potential products and the trend toward managed health care and government insurance programs.

  Inadequate third-party reimbursement of the costs of our potential products to patients and the trend toward managed health care and government insurance programs could result in price pressure or reduced demand for our potential products. Our ability to sell products successfully in the future depends in part on the extent to which various third parties are willing to reimburse the costs of our products and related treatments to patients. These third parties include government authorities, private health insurers and other organizations, such as health maintenance organizations. In many major markets outside the United States, pricing approval generally is required before sales of a product can commence. Also, third-party payors are increasingly challenging the prices charged for medical products and services and, in some instances, refusing to pay for certain products. For example, many health maintenance organizations currently are refusing to provide reimbursements for Viagra, which treats the same conditions that we are targeting with Cialis. If less costly drugs are available, third-party payors may not authorize or may limit reimbursement for our potential products, even if these products are safer or more effective than the alternatives. In addition, cost containment measures instituted by health care providers, including, for example, practice protocols and guidelines for use of products, and general health care reform may affect our ability to sell products in sufficient quantities, or at adequate prices, to become profitable. We cannot predict the effect on our business of future legislation or regulation concerning the health care industry and third-party coverage and reimbursement on our business.

Our product candidates, even if approved by the FDA or foreign regulatory agencies, may not achieve market acceptance among hospitals, insurers or patients.

  Our product candidates, even if approved by the FDA or foreign regulatory agencies, may fail to achieve market acceptance, which would impair our ability to become profitable. We believe that market acceptance of our potential products will depend on our ability to provide acceptable evidence of safety, effectiveness and limited side effects, our ability to provide these potential products at reasonable prices and the availability of third-party reimbursement for these potential products. In addition, market acceptance depends on the effectiveness of our marketing strategy, and, to date, we have very limited sales and marketing experience or capabilities.

Rapid changes in technology and industry standards could render our potential products unmarketable.

  We are engaged in a field characterized by extensive research efforts and rapid technological development. New drug discoveries and developments in our field and other drug discovery technologies are accelerating. Our competitors may develop technologies and products that are more effective than any we develop or that render our technology and potential products obsolete or noncompetitive. In addition, our potential products could become unmarketable if new industry standards emerge. To be successful, we will need to enhance our product candidates and design, develop and market new product candidates that keep pace with new technological and industry developments.

We may be required to defend lawsuits or pay damages in connection with the alleged or actual harm caused by our product candidates.

  We face an inherent business risk of exposure to product liability claims in the event that the use of our product candidates is alleged to have resulted in harm to others. This risk exists in clinical trials as well as in commercial distribution. In addition, the pharmaceutical and biotechnology industry in general has been subject to significant medical malpractice litigation. We may incur significant liability if product liability or malpractice lawsuits against us are successful. Although we maintain product liability insurance, we cannot be sure that this coverage is adequate or that it will continue to be available to us on acceptable terms.

We may incur substantial environmental liability arising from our activities involving the use of hazardous materials.

  Our research and development activities involve the controlled use of chemicals, viruses, radioactive compounds and other hazardous materials. If an accident involving these materials occurs, we could be held liable for any damages that result, and that liability could exceed our resources. We are subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of hazardous materials and certain waste products. Although we believe that our operations comply with the standards prescribed by these laws and regulations, we cannot completely eliminate the risk of accidental contamination or injury from these materials.

                         Risks Related to This Offering

Our common stock price is volatile, and an investment in our stock could decline in value.

  The market price for our common stock and for securities of pharmaceutical and biotechnology companies generally have been volatile in the past and are likely to continue to be volatile in the future. If you decide to purchase shares of our common stock, you may not be able to resell them at or above the price you paid due to a number of factors, including:

  .  actual or anticipated variations in quarterly operating results;

  . results and progress of preclinical studies, clinical trials and regulatory approvals;

  .  comments by research analysts on the prospects of our business;

  . announcements of technological innovations or new products by our competitors;

  .  changes in the structure of health care payment systems;

  .  general conditions in the pharmaceutical and biotechnology industry;

  .  general economic conditions; and

  . significant sales of our common stock by one or more of our principal stockholders.

                           FORWARD-LOOKING STATEMENTS

  This prospectus contains forward-looking statements. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "might," "plan," "potential," "predict," "should" or "will" or the negative of such terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks outlined under "Risk Factors," that may cause our or our industry's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. You should not place undue reliance on these forward-looking statements.

  Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform such statements to actual results, unless required by law.

                                USE OF PROCEEDS

  We expect to receive approximately $228.6 million in net proceeds from the sale of the 5,000,000 shares of common stock offered by us in this offering, assuming a public offering price of $48.25 per share ($263.0 million if the underwriters exercise their over-allotment option in full), after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

  We expect to use the net proceeds from this offering to fund product development, clinical research and acquisitions of technologies, and for marketing costs, working capital, capital expenditures and other general corporate purposes. Pending use of the net proceeds of this offering, we intend to invest the net proceeds in interest-bearing, investment-grade securities.

                          PRICE RANGE OF COMMON STOCK

  Our common stock trades on The Nasdaq National Market under the symbol ICOS. The following table sets forth, for the periods indicated, the high and low sale prices per share of our common stock as reported on The Nasdaq National Market.

                                                                   High   Low
                                                                  ------ ------
Fiscal Year Ended December 31, 1998
  First Quarter.................................................. $19.00 $12.13
  Second Quarter.................................................  24.50  13.00
  Third Quarter..................................................  24.67  14.63
  Fourth Quarter.................................................  29.88  14.75

Fiscal Year Ended December 31, 1999
  First Quarter.................................................. $38.13 $24.25
  Second Quarter.................................................  48.50  30.25
  Third Quarter..................................................  42.75  24.00
  Fourth Quarter.................................................  34.00  25.19

Fiscal Year Ending December 31, 2000
  First Quarter.................................................. $68.00 $28.00
  Second Quarter.................................................  47.00  26.88
  Third Quarter..................................................  60.00  43.06
  Fourth Quarter (through October 9, 2000).......................  55.00  46.38

  On October 9, 2000, the last reported sale price of our common stock on The Nasdaq National Market was $48.25 per share. As of September 30, 2000, there were approximately 2,515 holders of record of our common stock. Because many of these shares are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these record holders.

                                DIVIDEND POLICY

  We have never declared or paid any dividends on our capital stock. We currently intend to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION

  The following table sets forth our capitalization as of June 30, 2000:

  . on an actual basis; and

  . on an as adjusted basis to reflect the sale of the 5,000,000 shares of common stock offered by us at an assumed public offering price of $48.25 per share, less underwriting discounts and commissions and estimated offering expenses payable by us, and the application of these proceeds as set forth in the "Use of Proceeds" section.

  The information set forth below should be read in conjunction with our consolidated financial statements and notes incorporated by reference into this prospectus.

                                                             June 30, 2000
                                                          --------------------
                                                                        As
                                                           Actual    Adjusted
                                                          ---------  ---------
                                                            (In thousands)
Long-term debt........................................... $     --   $     --
Stockholders' equity:
  Preferred stock, par value $0.01 per share; 2,000,000
   shares authorized; no shares issued and outstanding...       --         --
  Common stock, par value $0.01 per share; 100,000,000
   shares authorized; 46,078,436 shares issued and
   outstanding, actual; 51,078,436 shares issued and
   outstanding, as adjusted..............................       461        511
  Additional paid-in capital.............................   238,774    467,362
  Accumulated other comprehensive loss...................      (140)      (140)
  Accumulated deficit....................................  (153,624)  (153,624)
                                                          ---------  ---------
  Total stockholders' equity.............................    85,471    314,109
                                                          ---------  ---------
    Total capitalization................................. $  85,471  $ 314,109
                                                          =========  =========

  This information does not include:

  . 8,147,038 shares reserved for issuance as of June 30, 2000 upon exercise of stock options outstanding under our stock option plans, of which 5,115,610 options are exercisable at a weighted-average exercise price of $13.42 per share;

  . 10,786,000 shares reserved for issuance as of June 30, 2000 upon exercise of outstanding warrants at a weighted-average exercise price of $39.57; and

  . 2,630,634 shares reserved for issuance as of June 30, 2000 upon exercise of stock options that could have been granted under our 1999 Stock Option Plan.

                      SELECTED CONSOLIDATED FINANCIAL DATA

  The selected consolidated statement of operations data set forth below for the years ended December 31, 1997, 1998 and 1999 as well as the selected consolidated balance sheet data set forth below as of December 31, 1998 and 1999 are derived from our audited consolidated financial statements, which are incorporated by reference into this prospectus. The selected consolidated statement of operations data set forth below for the years ended December 31, 1995 and 1996 as well as the selected consolidated balance sheet data set forth below as of December 31, 1995, 1996 and 1997 are derived from our audited consolidated financial statements, which are not included or incorporated by reference into this prospectus. The selected consolidated statement of operations data set forth below for the six month periods ended June 30, 1999 and June 30, 2000 and the selected consolidated balance sheet data as of June 30, 2000 are derived from our unaudited interim financial statements, which are incorporated by reference into this prospectus and have been prepared on the same basis as the audited financial statements and, in management's opinion, contain all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the financial position at that date and the results of operations for these periods. The operating results for the six month periods are not necessarily indicative of our results for the full year. The following selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes in our annual report on Form 10-K for the year ended December 31, 1999 and our quarterly report on Form 10-Q for the six months ended June 30, 2000, both of which are incorporated by reference into this prospectus.

                                                                                               Six Months Ended
                                                       Year Ended December 31,                     June 30,
                                             ------------------------------------------------  ------------------
                                               1995      1996      1997      1998      1999      1999      2000
                                             --------  --------  --------  --------  --------  --------  --------
Consolidated Statement of Operations Data:               (in thousands, except per share data)
Revenue:
 Collaborative research & development from
  related parties.........................   $    --   $    --   $ 21,076  $ 33,758  $ 64,100  $ 31,665  $ 20,238
 License of technology to related
  parties.................................        --        --      8,500    75,000    15,000       --        --
 Other....................................      1,500     2,000     2,000     2,010       500       500       --
                                             --------  --------  --------  --------  --------  --------  --------
 Total revenue...........................       1,500     2,000    31,576   110,768    79,600    32,165    20,238
Operating expenses:
 Research and development.................     24,039    30,011    42,783    76,978   100,541    48,889    43,909
 General and administrative...............      2,482     2,555     2,737     4,031     5,259     2,005     3,120
                                             --------  --------  --------  --------  --------  --------  --------
 Total operating expenses................      26,521    32,566    45,520    81,009   105,800    50,894    47,029
                                             --------  --------  --------  --------  --------  --------  --------
Operating income (loss)....................   (25,021)  (30,566)  (13,944)   29,759   (26,200)  (18,729)  (26,791)
Other income (expense):
 Equity in losses of affiliates...........        --        --       (226)     (191)  (12,042)   (4,775)   (5,486)
 Investment income........................      1,768     2,070     2,164     2,369     4,292     2,049     2,266
 Interest expense.........................        (52)      --        --        --        --        --        --
 Other, net...............................        (64)        1        (9)       21       755       310       697
                                             --------  --------  --------  --------  --------  --------  --------
 Other income (expense), net.............       1,652     2,071     1,929     2,199    (6,995)   (2,416)   (2,523)
                                             --------  --------  --------  --------  --------  --------  --------
Income (loss) before income taxes..........   (23,369)  (28,495)  (12,015)   31,958   (33,195)  (21,145)  (29,314)
Income taxes--current......................       --        --        --        648       --        --        --
                                             --------  --------  --------  --------  --------  --------  --------
Net income (loss)..........................  $(23,369) $(28,495) $(12,015) $ 31,310  $(33,195) $(21,145) $(29,314)
                                             ========  ========  ========  ========  ========  ========  ========
Net income (loss) per common share--basic..  $  (0.73) $  (0.77) $  (0.30) $   0.78  $  (0.76) $  (0.50) $  (0.64)
                                             ========  ========  ========  ========  ========  ========  ========
Net income (loss) per common share--
 diluted...................................  $  (0.73) $  (0.77) $  (0.30) $   0.67  $  (0.76) $  (0.50) $  (0.64)
                                             ========  ========  ========  ========  ========  ========  ========
Weighted-average common shares
 outstanding--basic........................    32,194    36,805    39,595    40,139    43,449    42,709    45,524
                                             ========  ========  ========  ========  ========  ========  ========
Weighted-average common shares
 outstanding--diluted......................    32,194    36,805    39,595    46,849    43,449    42,709    45,524
                                             ========  ========  ========  ========  ========  ========  ========

                                                             December 31,
                                            ---------------------------------------------------  June 30,
                                              1995      1996       1997       1998      1999       2000
                                            --------  ---------  ---------  --------  ---------  ---------
Consolidated Balance Sheet Data:                                 (in thousands)
Cash and cash equivalents, investment
 securities available
 for sale and interest receivable.......... $ 21,376  $  41,820  $  25,773  $ 78,065  $  69,254  $  58,966
Working capital............................   17,665     39,575     24,536    71,743     75,035     64,940
Total assets...............................   37,735     58,205     54,065   113,347    112,788     94,386
Long-term debt.............................      --         --         --        --         --         --
Accumulated deficit........................  (81,915)  (110,410)  (122,425)  (91,115)  (124,310)  (153,624)
Stockholders' equity.......................   33,292     55,267     49,872    98,733     99,399     85,471

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion and analysis should be read in conjunction with our consolidated financial statements and notes incorporated by reference into this prospectus. This discussion contains forward-looking statements based on current expectations that are subject to risks and uncertainties, such as statements of our plans, objectives, expectations and intentions. Our actual results and the timing of events could differ materially from those anticipated or implied by the forward-looking statements discussed here as a result of various factors, including, among others, those set forth under "Risk Factors," "Business," and elsewhere in this prospectus.

Overview

  ICOS is a product-driven company that is developing and has expertise in both protein-based and small molecule therapeutics. We combine our capabilities in molecular, cellular and structural biology, high throughput drug screening, medicinal chemistry and genomics to develop highly innovative products with significant commercial potential. We and our partners currently have three product candidates in late-stage clinical development: Cialis, which is in Phase 3 clinical trials; Pafase, which is anticipated to enter Phase 3 clinical trials in the first quarter of 2001; and sitaxsentan, which is anticipated to enter Phase 2b/3 clinical trials in the first quarter of 2001. We plan to submit a new drug application for Cialis in the second half of 2001, subject to successfully concluding our clinical trials. To enhance our internal development efforts, we have established collaborations with other pharmaceutical and biotechnology companies, including Eli Lilly, Suntory and Texas Biotechnology.

  We recognize revenue for our contracts for research and development efforts, including those under collaborative agreements, as the related expenses are incurred. Payments received that are related to future performance are deferred and recognized as revenue over the appropriate future performance periods. We recognize our share of the operating results of our collaborations in proportion to our ownership interest in the collaboration and record it as other income or expense. Losses relating to our collaborations are recognized only to the extent we have made or are committed to make capital contributions to the collaboration. Operating results of our collaborations include expenses related to research and development efforts that we recognize as revenue. Due to the nature of our collaborative agreements, cost reimbursement revenue, which is included in collaborative research and development from related parties, largely depends on the continued progression of clinical trial and development activities. Cost reimbursement revenue includes revenue recognized pursuant to our product development agreement with ICOS Clinical Partners, a limited partnership composed of private investors to fund development of certain of our product candidates. Proceeds received under this agreement are apportioned between collaborative research and development revenue from related parties and additional paid-in capital for the purchase of warrants. The amount recognized as revenue under this agreement is based on a relationship between costs incurred and available funding. As of June 30, 2000, there remained approximately $5.6 million available to be recognized as revenue under this agreement through March 31, 2001. License fee revenue may be tied to the achievement of research and development objectives or milestones and may also depend on the success of our clinical trial and development efforts.

  We have incurred significant operating losses since we began operations in September 1990. As of June 30, 2000, we had an accumulated deficit of $153.6 million. We expect that our operating expenses will continue to increase during 2000 and subsequent years as we attempt to complete development of our product candidates, obtain necessary regulatory approvals and manufacture and market these product candidates. In particular, we expect to incur substantial marketing and other costs related to commercializing Cialis if we are able to complete clinical trials and obtain regulatory approval for this product candidate. We may also incur costs and make capital contributions under our collaborative agreements with Eli Lilly, Suntory and Texas Biotechnology related to the development of Cialis, Pafase and sitaxsentan, respectively. The clinical and development activities of our joint-venture affiliates are not entirely within our control. We expect that the net proceeds from this offering will allow us to pursue our internal research and development activities more aggressively and may provide us increased flexibility in establishing future collaborations. As a result of these factors, we expect to incur losses for at least the next three years.

  Our results of operations may vary significantly from period to period and will depend on, among other factors, the timing of expenses, payments received from collaborations and the progress of our research and development efforts. We may experience significant fluctuations in both cost reimbursement revenue and license fee revenue from one period to the next. In addition, significant changes in joint venture activities could cause fluctuations in the amount of affiliate losses from period to period.

Results of Operations

Six Months Ended June 30, 2000 Compared With Six Months Ended June 30, 1999

Revenue

  Revenue for the first six months of 2000 decreased 37% to $20.2 million compared to $32.2 million for the first six months of 1999. Revenue for the first six months of 2000 consisted primarily of cost reimbursement of $6.1 million from Suncos, $5.5 million from ICOS Clinical Partners, $8.6 million from Lilly ICOS and $0.1 million from ICOS-Texas Biotechnology. Revenue for the first six months of 1999 consisted of cost reimbursement of $11.1 million from Suncos, $9.1 million from ICOS Clinical Partners, $11.5 million from Lilly ICOS and $0.5 million received under a research and development agreement with Abbott Laboratories. The decrease in revenue reflects a reduction in reimbursable clinical trial and development activities during the first six months of 2000 compared to the first six months of 1999.

Operating expenses

  Research and development. Research and development expense consists primarily of costs associated with conducting basic research, clinical trials for our product candidates and other costs incurred in direct support of those activities. Research and development expense for the first six months of 2000 decreased 10% to $43.9 million compared to $48.9 million for the first six months of 1999. This decrease was primarily due to the discontinuation of further clinical activity associated with LeukArrest as well as the completion of a Phase 2 clinical trial for Pafase that was ongoing during the first half of 1999. Research and development expense for the first six months of 2000 also reflects costs related to the acquisition of additional technology rights and LFA-1 compounds from Abbott Laboratories.

  General and administrative. General and administrative expense consists primarily of costs associated with corporate support functions, general management and other activities not directly related to research and development efforts. General and administrative expense for the first six months of 2000 increased 55% to $3.1 million compared to $2.0 million for the first six months of 1999. This increase was primarily due to certain management transition costs incurred during the first six months of 2000.

Equity in losses of affiliates

  Equity in losses of affiliates represents our share of the operating losses of our joint ventures. Equity in losses of affiliates increased 15% to $5.5 million during the first six months of 2000 compared to $4.8 million during the first six months of 1999. This increase was primarily due to continued progression of our clinical trial activity associated with Pafase in 1999 and the first six months of 2000, and to our share of losses related to the start-up activities of ICOS-Texas Biotechnology during the first six months of 2000.

Investment income

  Investment income for the first six months of 2000 increased 15% to $2.3 million compared to $2.0 million for the first six months of 1999. This increase was primarily due to higher yields on invested cash balances.

Year Ended December 31, 1999 Compared With Year Ended December 31, 1998

Revenue

  Revenue for the year ended December 31, 1999 decreased 28% to $79.6 million compared to $110.8 million for the year ended December 31, 1998. Revenue for 1999 included $15.0 million in license fees from Lilly ICOS as a result of the initiation of a Phase 3 clinical trial for Cialis. Revenue for 1999 also included $25.1 million in cost reimbursement revenue from Suncos, $19.1 million from ICOS Clinical Partners, $19.9 million from Lilly ICOS and $0.5 million received under our research and development agreement with Abbott Laboratories. Revenue for the year ended December 31, 1998 consisted of a one-time $75.0 million license fee payment upon the formation of Lilly ICOS with Eli Lilly, $14.9 million in cost reimbursement revenue from Suncos, $15.1 million from ICOS Clinical Partners, $3.8 million from Lilly ICOS and $2.0 million received under our research and development agreement with Abbott Laboratories. The increase in cost reimbursement revenue in 1999 compared to 1998 was primarily the result of the progression of our clinical trial and development activities.

Operating expenses

  Research and development. Research and development expense increased 31% to $100.5 million in 1999 compared to $77.0 million in 1998. This increase was primarily related to the progression of clinical trials for Cialis, Pafase, IC14 and LeukArrest, as well as expansion of other product development efforts.

  General and administrative. General and administrative expense increased 30% to $5.3 million in 1999 from $4.0 million in 1998. This increase was primarily due to the addition of management and administrative personnel to support our product development activities and costs incurred to register Series B warrants issued pursuant to an agreement with ICOS Clinical Partners.

Equity in losses of affiliates

  Equity in losses of affiliates increased to $12.0 million in 1999 compared to $0.2 million in 1998. This increase was primarily due to the fact that in 1999 we made an equity investment in Suncos of $15.0 million and recorded approximately $11.8 million as our share of Suncos' current year net loss. Prior to 1999, our equity investment in Suncos had a zero basis for financial reporting purposes, and, accordingly, no loss was recognized. Our investment in Lilly ICOS had a zero basis for financial reporting purposes at December 31, 1999. We will not report our share of Lilly ICOS's results of operations until such time, if ever, that we make capital contributions to Lilly ICOS and record an investment related to that joint venture. Equity in losses of affiliates is primarily related to the continued progression of our clinical trial activities.

Investment income

  Investment income increased 79% to $4.3 million in 1999 compared to $2.4 million in 1998. This increase was primarily due to higher average cash available for investment in 1999 compared to 1998.

Year Ended December 31, 1998 Compared With Year Ended December 31, 1997

Revenue

  Revenue for the year ended December 31, 1998, increased 251% to $110.8 million compared to $31.6 million for the year ended December 31, 1997. Revenue in 1998 consisted of a $75.0 million license fee payment upon formation of Lilly ICOS, $15.1 million from ICOS Clinical Partners, $14.9 million in cost reimbursement revenue from Suncos, $3.8 million from Lilly ICOS and $2.0 million received under our research and development agreement with Abbott Laboratories. Revenue in 1997 consisted of $18.4 million from ICOS Clinical Partners, $11.2 million in cost reimbursement revenue from Suncos and $2.0 million received under our agreement with Abbott Laboratories. Revenue from ICOS Clinical Partners in 1997 included both a one-time license fee and reimbursement for development costs incurred by us on behalf of ICOS Clinical Partners. The increase in cost reimbursement revenue in 1998 compared to 1997 was primarily due to the progression of our clinical trial and development activities.

Operating expenses

  Research and development. Research and development expense increased 80% to $77.0 million in 1998 compared to $42.8 million in 1997. This increase was primarily due to costs related to the progression of clinical trials for Cialis, Pafase, LeukArrest and ICM3, commencement of clinical trials for IC14, and expansion of other product development efforts.

  General and administrative. General and administrative expenses increased 47% to $4.0 million in 1998 compared to $2.7 million in 1997. This increase was primarily due to the addition of personnel to support our research and development activities and costs incurred to establish our joint venture with Eli Lilly.

Investment income

  Investment income in 1998 increased 9% to $2.4 million compared to $2.2 million in 1997. This increase was primarily due to higher average cash available for investment in 1998 compared to 1997.

Income taxes--current

  A provision for federal income taxes of $0.6 million was recorded in 1998 for alternative minimum tax on our earnings.

Liquidity and Capital Resources

  As of June 30, 2000, we had cash, cash equivalents, investment securities available for sale and interest receivable of $59.0 million compared with $69.3 million as of December 31, 1999.

  We used $28.4 million in cash for operating activities during the first six months of 2000 compared to $19.6 million in the first six months of 1999. The primary operating uses of cash in both periods relate to our clinical trial activities associated with Cialis, Pafase and LeukArrest as well as the expansion of other product development efforts. Current-year cash outflows also reflect costs related to the acquisition of technology rights and LFA-1 compounds from Abbott Laboratories.

  We generated $23.5 million in cash from investing activities during the first six months of 2000 compared to using $47.9 million in cash during the first six months of 1999. Significant cash inflows from investing activities during the first six months of 2000 included a $20.2 million net decrease in our short-term investment portfolio and $7.3 million received upon the repayment of a loan to ICOS Clinical Partners. Significant cash outflows during the first six months of 2000 included a $2.0 million capital contribution upon the formation of ICOS-Texas Biotechnology and $1.8 million invested in capital equipment and leasehold improvements to support our research and development activities. The primary investing uses of cash during the first six months of 1999 included a $34.5 million net increase in our short-term investment portfolio, $10.2 million in equity investments in affiliates and $3.2 million invested in property, plant and equipment.

  We generated $15.1 million in cash from financing activities during the first six months of 2000 compared to $23.0 million during the first six months of 1999. The primary cash inflows in both periods relate to proceeds received from the exercise of stock options and warrants.

  Our future cash requirements will depend on various factors, many of which are beyond our control, including:

  . continued progress in our research and development programs;

  . the results of clinical trials and preclinical studies;

  . acquisitions of products or technologies, if any;

  . relationships with corporate collaborators;

  . capital contributions to our joint ventures, including Lilly ICOS;

  . royalty payments to ICOS Clinical Partners upon commercialization of Pafase;

  . competing technological and market developments;

  . the time and costs involved in filing and prosecuting patents and enforcing and defending patent claims;

  . the regulatory process; and

  . the time and costs of manufacturing scale-up and commercialization activities.

  We have engaged in collaborations and joint development agreements with other parties where the work and strategies of the other parties complement ours. In some instances, these relationships may involve commitments by us to fund some or all of certain development programs. Although corporate collaborations, partnerships and joint ventures have provided cost reimbursement revenue to us in the past, we cannot assure you that this type of revenue will be available to us in the future.

  We intend to expand our operations and hire the additional personnel necessary to continue development of our current portfolio of product candidates in clinical trials, as well as to continue discovery and preclinical research to identify additional potential drug candidates. We also intend to pursue pre-marketing activities necessary to bring our product candidates to market and to establish marketing capabilities if and when a product candidate is ready for commercialization. We anticipate that expansion of these activities will increase operating expenses in the future. Furthermore, we will need to make incremental expenditures for additional laboratory, production and office facilities to accommodate the activities and personnel associated with this increased development effort.

  We anticipate that the net proceeds from this offering, combined with our existing cash, along with interest income from cash investments, anticipated payments from Suncos, Lilly ICOS and ICOS Clinical Partners, and cash flow from other operating activities, will be adequate to satisfy our cash requirements for at least the next 18 months. However, depending on our product development efforts, we may need additional financing prior to that time. Additional financing may not be available when we need it or may be unavailable on acceptable terms. If we are unable to raise additional funds when we need them, we may be required to delay, scale back or eliminate expenditures for some of our development programs or grant rights to third parties to develop and market product candidates that we would prefer to develop and market internally.

Recent Accounting Pronouncements

  In June 2000, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101B, or SAB 101B. SAB 101B delays the effective date of Staff Accounting Bulletin No. 101, or SAB 101, "Revenue Recognition in Financial Statements," to no later than the fourth quarter of fiscal years beginning after December 15, 1999. SAB 101 provides guidance on revenue recognition and the Commission staff's views on the application of accounting principles to selected revenue recognition issues. The interpretation of SAB 101 is currently uncertain as it relates to biotechnology companies and, consequently, the impact on our consolidated financial statements is unknown. We are currently evaluating the impact of SAB 101 on the accounting for license fees received under our collaboration agreements. Should we determine that a change in the method of accounting for these fees is necessary, such changes will be made in the fourth quarter of 2000.

  In March 2000, the Financial Accounting Standards Board issued Interpretation No. 44, "Accounting for Certain Transactions involving Stock Compensation: an Interpretation of APB Opinion No. 25." Interpretation No. 44 clarifies the application of Accounting Principles Board Opinion No. 25, or APB 25, and became effective on July 1, 2000. Interpretation No. 44 clarifies the definition of "employee" for purposes of applying APB 25, the criteria for determining whether a plan qualifies as a noncompensatory plan, the accounting consequence of various modifications to the terms of a previously fixed stock option or award, and the accounting for an exchange of stock compensation awards in a business combination. We do not expect that the adoption of Interpretation No. 44 will have a material impact on our consolidated financial statements.

  In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 133, or SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 is effective for fiscal years beginning after June 15, 2000. SFAS 133, as amended, requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. We do not expect the adoption of SFAS 133 will have a material impact on our consolidated financial statements as we do not currently hold any derivative instruments.

                                    BUSINESS

Overview

  ICOS is a product-driven company that has expertise in both protein-based and small molecule therapeutics. We combine our capabilities in molecular, cellular and structural biology, high throughput drug screening, medicinal chemistry and genomics to develop highly innovative products with significant commercial potential. We apply our integrated approach to specific target areas where we have expertise. We believe this strategy increases our chances of successfully developing commercial products. These target areas include erectile dysfunction, female sexual dysfunction, sepsis, pulmonary hypertension and other cardiovascular diseases, inflammatory diseases and cancer. To compensate for the risks associated with clinical development, we seek to develop a number of product candidates in parallel. These product candidates encompass a variety of molecular mechanisms and targets to treat diverse medical conditions.

  We and our partners have the following product candidates in late-stage clinical development:

  . Cialis, in Phase 3 clinical trials for the treatment of erectile dysfunction;

  . Pafase, anticipated to enter Phase 3 clinical trials for the treatment of sepsis in the first quarter of 2001; and

  . Sitaxsentan, anticipated to enter Phase 2b/3 clinical trials for the treatment of pulmonary hypertension in the first quarter of 2001.

  In addition, we continue to develop a broad portfolio of product candidates encompassing a variety of therapeutic approaches to address needs in both chronic and acute diseases. We seek to regenerate this product pipeline continuously. For example, we have the following product candidates in early clinical or preclinical development:

  . Cialis, in Phase 2 clinical trials for the treatment of female sexual dysfunction;

  . IC14, in Phase 1 clinical trials for the treatment of sepsis;

  . IC485, in late-stage preclinical development for the treatment of chronic inflammatory diseases, such as chronic obstructive pulmonary disease and rheumatoid arthritis;

  . IC747, in late-stage preclinical development for the treatment of chronic inflammatory diseases, such as psoriasis;

  . TBC3711, in late-stage preclinical development for the treatment of chronic heart failure and essential hypertension; and

  . Cell cycle checkpoint/DNA repair antagonists, in preclinical development for the treatment of cancer.

  We have established collaborations with pharmaceutical and biotechnology companies to enhance our internal development capabilities and to offset a substantial portion of the financial risk of developing our product candidates. At the same time, we maintain substantial rights to the product candidates covered by these collaborations, which provide us with the opportunity to participate in a significant portion of the potential economic benefit of these product candidates. For example:

  . in 1997, we established Suncos, a joint venture entity with Suntory, for the development of Pafase;

  . in 1998, we established Lilly ICOS, a collaboration with Eli Lilly, for the development of Cialis; and

  . in June 2000, we established ICOS-Texas Biotechnology, a joint venture entity with Texas Biotechnology, for the development of endothelin antagonists, including sitaxsentan.

Business Strategy

  Our objective is to become a leading biopharmaceutical company focused on the discovery, development and commercialization of innovative drugs. We intend to accomplish this objective by:

  Obtaining regulatory approval for and successfully commercializing Cialis and Pafase. We intend to complete clinical trials and obtain regulatory approval of Cialis and Pafase. These product candidates target significant markets. We intend to increase awareness of the benefits of these product candidates over existing therapies through sales and marketing efforts. We plan to continue working with Eli Lilly with respect to Cialis and Suntory with respect to Pafase in developing and establishing market awareness of these product candidates.

  Diversifying our portfolio of product candidates. We continue to develop a broad portfolio of product candidates encompassing a variety of therapeutic approaches to address both chronic and acute diseases. For example, we are currently developing product candidates targeting erectile dysfunction, female sexual dysfunction, sepsis, pulmonary hypertension and other cardiovascular diseases, inflammatory diseases and cancer. The task of developing therapeutics to treat these diseases is difficult and time consuming. In our industry, a large number of product candidates that enter clinical testing fail to achieve regulatory approval. To compensate for this risk, we plan to continue developing a number of product candidates in parallel.

  Using our internal capabilities to discover and develop novel product candidates. Since our inception, we have focused our research and development efforts on both protein-based and small molecule therapeutics. Using our capabilities in molecular, cellular and structural biology, high throughput drug screening, medicinal chemistry and genomics, we have successfully identified novel product candidates and obtained patents for these candidates. We believe that proteins and small molecules will be primary areas for pharmaceutical development for the foreseeable future, particularly as genomic research identifies novel disease targets. We plan to continue our discovery and development efforts in these areas, emphasizing diseases and medical conditions for which current therapies are substandard or unavailable and for which the market opportunities are large.

  Identifying attractive acquisition and in-licensing candidates. In addition to our own development efforts, we plan to continue to identify opportunities to acquire or in-license late-stage product candidates. Our IC14 and sitaxsentan product candidates are the result of such acquisition and in-licensing efforts. We believe that we are well positioned to attract additional product candidates as a result of our demonstrated experience and success in negotiating and completing such acquisitions and arrangements.

  Forming strategic collaborations. We intend to continue partnering with large pharmaceutical companies and other biotechnology companies. We have established corporate collaborations to enhance the development of product candidates while maintaining substantial rights, thereby offsetting a substantial portion of the financial risk of developing these product candidates. For example, we have entered into collaborations with Eli Lilly, Suntory and Texas Biotechnology. Collaborations such as these generally enable us to develop a greater number of product candidates than otherwise would be possible, lower the significant financial investment required to develop these product candidates, and provide us with domestic and international marketing and sales expertise for our partnered product candidates if approved. When we enter into collaborations, we seek to retain strategically important sales and marketing rights in order to optimize the value of our drug development opportunities.

  Expanding our intellectual property portfolio. We intend to aggressively pursue protection for our proprietary technology and other intellectual property. We believe that establishing a strong proprietary position could provide an important competitive advantage in our target markets. We have aggressively pursued comprehensive patent protection of our product candidates. We own or exclusively license 126 United States patents and we have 123 patent applications pending in the United States that we have filed on our own behalf or on behalf of our joint ventures or exclusive licensors. When appropriate, we also seek foreign patent protection and to date we own or exclusively license 82 foreign patents.

Development Pipeline

  We are developing several product candidates targeting a variety of serious diseases and medical conditions. The charts below summarize our product development programs in which we are conducting clinical trials or are engaged in preclinical development or research. We have retained significant marketing rights to each of the product candidates covered by partnership arrangements. For example, we have retained co-promotion rights to Cialis in North America and Europe, have retained marketing rights to Pafase in the United States, and share worldwide marketing rights to sitaxsentan with Texas Biotechnology.

                         Clinical Development Pipeline


  Product Candidate       Target Indication       Status(/1/)          Partner
-------------------------------------------------------------------------------------

       Cialis           Erectile dysfunction        Phase 3
                                                                Eli Lilly and Company
                      Female sexual dysfunction     Phase 2
-------------------------------------------------------------------------------------

       Pafase                  Sepsis            Phase 3(/2/)      Suntory Limited
-------------------------------------------------------------------------------------

     Sitaxsentan       Pulmonary hypertension   Phase 2b/3(/2/)
                                                                 Texas Biotechnology
                        Chronic heart failure      Phase 2a          Corporation

                       Essential hypertension      Phase 2a
-------------------------------------------------------------------------------------

        IC14                   Sepsis               Phase 1


                       Preclinical and Research Pipeline


            Product Candidate                              Target Indication                Status(/1/)
-------------------------------------------------------------------------------------------------------

                     IC485                          Chronic obstructive pulmonary disease   Preclinical

                                                             Rheumatoid arthritis           Preclinical
-------------------------------------------------------------------------------------------------------

                     IC747                                        Psoriasis                 Preclinical
-------------------------------------------------------------------------------------------------------

                    TBC3711                          Chronic heart failure and essential    Preclinical
                                                                 hypertension
-------------------------------------------------------------------------------------------------------

  Cell cycle checkpoint/DNA repair antagonists                      Cancer                  Preclinical
-------------------------------------------------------------------------------------------------------

         Chemokine receptor antagonists                 Allergic inflammatory diseases       Research
-------------------------------------------------------------------------------------------------------

      Lipid and protein kinase inhibitors                   Inflammatory diseases            Research
-------------------------------------------------------------------------------------------------------

          Other cell adhesion molecule                                                       Research
                   antagonists                     Cardiovascular and inflammatory diseases
-------------------------------------------------------------------------------------------------------

       Other phosphodiesterase inhibitors                     Multiple diseases              Research
-------------------------------------------------------------------------------------------------------

               Novel antibiotics                             Infectious diseases             Research

--------------------------------------------------------------------------------

(1) Status as of October 2000. "Research" indicates the discovery phase of a product candidate. "Preclinical" indicates evaluation of lead or preferred compounds for safety, pharmacology and proof of efficacy in non-human model systems. "Phase 1" indicates a clinical trial for safety, pharmacology and dose-determining drug regimen. "Phase 2" indicates a clinical trial to determine dosing and efficacy. "Phase 2a" indicates a small clinical trial to determine potential therapeutic doses. "Phase 2b" indicates a larger clinical trial to determine efficacy of chosen therapeutic doses. "Phase 3" indicates a confirmatory clinical trial to determine efficacy and safety as primary support for regulatory approval.

(2) Expect to enroll patients in the first quarter of 2001.

Cialis

  We are evaluating Cialis, a small molecule compound that inhibits the phosphodiesterase type 5 enzyme, or PDE5, for the treatment of erectile dysfunction and female sexual dysfunction. In 1998, we formed a joint venture entity with Eli Lilly called Lilly ICOS to develop and commercialize Cialis.

Clinical Applications

 Erectile Dysfunction

  Erectile dysfunction is a condition in which a man is unable to attain or maintain an erection. Erectile dysfunction affects an estimated 70 million men in North America and Europe, and it is increasingly recognized as a serious and treatable medical condition. Erectile dysfunction is often associated with underlying diseases such as diabetes, cardiovascular disease and depression, or may be a consequence of prostate surgery, spinal cord injury or treatment with certain medications. In the typical erection process, tactile and visual stimuli lead to increased blood flow into penile tissue, resulting in an erection. As part of this process, a chemical called cyclic GMP causes penile blood vessels to dilate, allowing blood flow to increase. PDE5, an enzyme present in penile blood vessels, removes cyclic GMP from penile tissue, thereby allowing the penile blood vessels to return to their undilated state. Inhibition of PDE5 can enhance blood flow to the penis, contributing to an erection.

  Current Treatment. Until 1998, treatments for erectile dysfunction were primarily limited to the use of injectibles, vacuum pumps and prostheses, which are inconvenient and unpleasant options that have restricted the size of the treated population. With the introduction in 1998 of Viagra, the first effective oral treatment for erectile dysfunction, millions of men were motivated for the first time to acknowledge their affliction and seek treatment. We believe that many men have ceased therapies for erectile dysfunction due to ineffectiveness, unpleasant side effects or inconvenient administration. We believe that as few as 10% of the men who could benefit from orally administered treatment for erectile dysfunction are currently undergoing treatment.

  Potential Treatment by Cialis. Cialis is a small molecule compound that inhibits PDE5, increasing cyclic GMP levels and consequently increasing blood flow to the penis. We believe Cialis is a more promising therapy for erectile dysfunction than current therapies because it has been shown in in vitro studies to narrowly target PDE5, and therefore is expected to have fewer side effects than other orally administered therapies. Cialis may encourage use among the untreated population of erectile dysfunction patients in addition to those currently using therapies for erectile dysfunction.

  Development Status. To date, we have initiated over 50 Phase 1, 2 and 3 clinical trials evaluating Cialis for the treatment of erectile dysfunction. For example, Cialis has been evaluated in three Phase 2 clinical trials conducted in an outpatient setting. These trials were multicenter, randomized and placebo-controlled. One of these trials assessed daily Cialis administration at doses of 10 mg to 100 mg. In the other two trials, patients used Cialis as needed at doses of 2 mg to 25 mg. In each of these studies, questionnaires, patient diaries and partner diaries reported erectile function in both pre-treatment periods and periods during which the patient was on treatment. In all three studies, Cialis improved the patients' ability to attain and maintain an erection sufficient for sexual intercourse and increased both the percentage of successful sexual attempts reported by patients in patient diaries as well as the proportion of experiences satisfying to both patients and partners. The most frequently reported treatment-related side effects in these studies were headache, back pain, muscle ache and heartburn-like symptoms. Most of these side effects were mild to moderate in intensity and decreased with continued treatment.

  We are currently conducting Phase 3 clinical trials for Cialis in a number of countries and expect to initiate additional clinical trials. We plan to submit a new drug application for Cialis to the FDA in the second half of 2001, subject to the successful conclusion of our clinical trials.

 Female Sexual Dysfunction

  Female sexual dysfunction is a general term that describes a variety of conditions, including lack of sexual desire, lack of sexual arousal, inability to achieve orgasm and pain during intercourse. Female sexual dysfunction has been reported to affect in excess of 40% of adult women. Research in female sexual dysfunction is considerably less advanced than that of erectile dysfunction. In addition, the factors that underlie female sexual dysfunction are not well understood. Treatment for female sexual dysfunction is currently primarily limited to counseling, hormonal treatment and vaginal lubricants. These products may reduce discomfort but do not directly address desire, arousal and orgasmic disorders.

  We are evaluating Cialis for the treatment of some forms of female sexual dysfunction based on its ability to target and inhibit PDE5. Research has shown that PDE5 is present in the blood vessels of clitoral tissue. Also, inadequate blood flow to clitoral tissue is thought to play a role in some patients suffering from female sexual dysfunction. Inhibiting PDE5 may enhance blood flow to clitoral tissue in these patients. Women were included in Phase 1 clinical trials of Cialis, and we recently initiated a Phase 2 clinical trial to assess the safety and efficacy of Cialis in women suffering from female sexual dysfunction.

Pafase

  We are evaluating Pafase, a recombinant human protein, for the treatment of sepsis and other diseases characterized by increased activity of platelet-activating factor, or PAF. Pafase breaks down PAF, a chemical produced by the body that generally acts to induce or increase inflammation. In 1997, we formed a joint venture entity with Suntory called Suncos to develop and commercialize Pafase. We are funding the development and commercialization of Pafase in part through contributions from ICOS Clinical Partners, a limited partnership composed of private investors.

Clinical Application

 Sepsis

  Sepsis is a life-threatening condition that can occur when the body's immune system mounts a systemic inflammatory response to an infection. As part of this immune response, immune system cells produce inflammatory agents, such as PAF, which can induce fever, shock and sometimes organ failure. There are currently over 500,000 reported cases of sepsis each year in the United States alone and this number is increasing. The number of new cases of sepsis each year is approximately the same as the combined number of new cases each year of prostate, breast and lung cancer, the three most common forms of cancer. We believe that approximately 40% of sepsis patients progress to septic shock, the leading cause of death in hospital non-coronary intensive care units in the United States. Septic shock accounts for a higher incidence of mortality than breast cancer and congestive heart failure combined, with greater than 100,000 deaths per year in the United States alone.

  Current Treatment. After over 25 years of investigation by pharmaceutical and biotechnology companies and academic institutions of potential therapies for patients with sepsis, treatment of the condition still is primarily limited to antimicrobial therapy directed toward the underlying infection and supportive measures for

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patients suffering from or at risk of developing multiple organ dysfunction.
Previous clinical trials in sepsis by pharmaceutical and biotechnology companies have targeted various inflammatory mediators or bacterial components. To date, these strategies have met with only limited success. Currently there are no approved drugs specifically targeting sepsis. The biopharmaceutical industry is, however, actively undertaking efforts to combat sepsis. In June 2000, Eli Lilly announced that a preliminary analysis of a Phase 3 clinical trial of recombinant human-activated Protein C demonstrated reduced mortality among sepsis patients. If this product candidate receives regulatory approval, it may be the first therapy specifically marketed as a treatment for sepsis. In consideration of the high mortality rate of sepsis patients and the variety of underlying causes of sepsis, we anticipate that multiple therapies may ultimately be required and used, alone or in combination, to treat sepsis.

  Potential Treatment by Pafase. Pafase is a recombinant form of a human enzyme that destroys PAF, eliminating its inflammatory effects. PAF is implicated in sepsis as well as acute respiratory distress syndrome and other debilitating inflammatory conditions. We have demonstrated the inhibitory activity of Pafase on PAF-induced inflammation in both in vitro and in vivo studies.

  Development Status. In 1999, we completed patient enrollment in a Phase 2 clinical trial to evaluate the safety and efficacy of Pafase in 240 patients with either sepsis or multiple traumatic injuries who were at risk of developing acute respiratory distress syndrome. Based on safety and efficacy data obtained from clinical trials completed to date, we intend to initiate a pivotal Phase 3 clinical trial of Pafase in sepsis patients in the first quarter of 2001. This study is expected to consist of approximately 2,500 patients from approximately 150 investigative sites.

Sitaxsentan and Other Endothelin Antagonists

  Sitaxsentan is a small molecule that antagonizes, or blocks the action of, endothelin, which is a potent blood vessel constrictor. Endothelin antagonists are believed to be effective in the treatment of a variety of diseases where the regulation of vascular constriction is important. These diseases include pulmonary hypertension, chronic heart failure and essential hypertension. In addition, endothelin antagonists may be useful for pain relief therapy for advanced prostate cancer. In June 2000, we formed a joint venture entity with Texas Biotechnology called ICOS-Texas Biotechnology to develop and commercialize sitaxsentan.

  Vascular endothelium, which is the innermost lining of the blood vessels, plays a pivotal role in maintaining normal blood vessel tone, including blood flow, by producing substances such as endothelin that regulate the delicate balance between the dilation and constriction of blood vessels. Endothelin binds to two distinct receptors, ET(A) and ET(B), on cell surfaces. In general, ET(A) receptors are associated with vessel constriction, while ET(B) receptors are associated with vessel dilation and endothelin clearance.

  ICOS-Texas Biotechnology is developing a series of highly potent and selective small molecule based ET(A) receptor antagonists. These compounds inhibit endothelin from binding to the ET(A) receptor. One compound currently in clinical development is sitaxsentan. Another compound with certain improved properties, TBC3711, is in preclinical development.

Clinical Applications

 Pulmonary Hypertension

  Pulmonary hypertension is a condition that involves excessive pressure in the pulmonary arteries, which are the blood vessels that connect the right side of the heart to the lungs. Primary and secondary pulmonary hypertension is estimated to afflict over 100,000 people worldwide. The life expectancy of patients with untreated primary pulmonary hypertension is less than three years after diagnosis.

  Currently the only approved pharmaceutical therapy for severe pulmonary hypertension is an intravenously administered form of prostacyclin. No oral drug is currently approved for the treatment of pulmonary

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hypertension. Patients currently using prostacyclin must receive continuous infusion of the drug through an in-dwelling catheter, necessitating that they carry an infusion pump with them at all times.

  We believe an oral, highly targeted ET(A) receptor antagonist may be a more effective treatment for patients suffering from pulmonary hypertension. ICOS-Texas Biotechnology has completed an open-label Phase 2a clinical trial evaluating sitaxsentan for the treatment of pulmonary hypertension. Preliminary analysis of available patient data from this trial suggests that sitaxsentan may provide clinical benefit to patients diagnosed with some types of pulmonary hypertension. ICOS-Texas Biotechnology intends to begin a pivotal Phase 2b/3 clinical trial of sitaxsentan for the treatment of pulmonary hypertension in the first quarter of 2001.

 Additional Applications

  We will continue to explore the utility and effectiveness of endothelin antagonists in the following clinical applications:

  Chronic Heart Failure. Chronic heart failure is a broad term that refers to the heart's inability to pump blood at a rate consistent with the needs of the human body. More than 10 million people in North America, Europe and Japan suffer from this condition. Chronic heart failure represents the only form of heart disease that is rising in incidence and prevalence. Approximately half of all chronic heart failure patients die within five years of diagnosis, a mortality rate that exceeds most cancers. According to the American Heart Association, more than 1 million patients in the United States alone are hospitalized annually due to this disease. Chronic heart failure is currently treated with a combination of drugs depending on the severity of the disease. Standard medical therapy includes digitalis, diuretics, ACE-inhibitors and beta-blockers.

  We believe that endothelin antagonists may prove effective in combating chronic heart failure through their novel therapeutic mechanism and may provide additional benefit to patients who do not respond to other therapies. To date, a Phase 2a clinical trial evaluating sitaxsentan for the treatment of chronic heart failure has been conducted. This clinical trial evaluated the short-term effects of sitaxsentan and demonstrated that this product candidate is capable of reducing pulmonary systolic artery pressure, pulmonary vascular resistance and right atrial pressure. Specifically, this trial demonstrated that sitaxsentan was able to decrease endothelin levels and cause selective dilation of blood vessels.

  Essential Hypertension. Essential hypertension is a common condition that refers to high blood pressure with no definable cause. There are over 200 million individuals with essential hypertension in North America, Europe and Japan. Despite a range of medications available to treat essential hypertension, many patients do not respond to these therapies and their condition steadily worsens over time. We believe selective ET(A) receptor antagonists may become an important option for these patients.

  To date, a Phase 2a clinical trial evaluating sitaxsentan for the treatment of essential hypertension has been conducted. This trial evaluated patients' blood pressure levels over the course of two weeks with daily dosing of sitaxsentan. The trial demonstrated that sitaxsentan is capable of reducing sitting diastolic blood pressures to levels comparable with other anti-hypertensive medications.

IC14

  IC14 is a monoclonal antibody that blocks the function of CD14, a receptor found on the surfaces of certain white blood cells that plays a unique role in the development of sepsis.

Clinical Application

 Sepsis

  We are developing IC14, in addition to Pafase, for the treatment of sepsis. While Pafase is intended to treat sepsis by destroying PAF and eliminating its inflammatory effects, IC14 is intended to treat sepsis at an

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earlier stage in the inflammatory response by blocking the function of CD14.
CD14 is unique in its ability to recognize components from most types of microorganisms. Once activated by the recognition of these microbial components, CD14 typically triggers a localized inflammatory response that removes microorganisms at the site of infection. However, in some cases, CD14 triggers a systemic inflammatory response that may lead to sepsis and other life-threatening conditions. In contrast to other potential targets, CD14 does not appear to be a redundant component of the immune response that leads to sepsis. Not only does CD14 recognize a diverse array of microbial components, but it is also directly involved in activating multiple cell types that promote this immune response, making it an attractive target for the treatment of sepsis. IC14 has been shown to block CD14 in both in vitro and in vivo models in preclinical studies.

  In 1999, we conducted a bacterial toxin challenge study in 16 healthy volunteers, which demonstrated that IC14 inhibited the inflammatory response to specific bacterial toxins. IC14 blocked the release of greater than 95% of tumor necrosis factor alpha, or TNF-alpha, and substantially reduced the development of flu-like symptoms such as fever, nausea and muscle ache. We also completed a Phase 1 safety study in 30 healthy volunteers in 1999 that indicated IC14 was well tolerated at all doses. We are currently testing IC14 in a Phase 1 clinical trial in patients with sepsis.

Preclinical Programs

  We continuously evaluate new product candidates as part of our discovery research program. We use an integrated approach to this program that incorporates genetics, biochemistry and cell biology. Our goal is to introduce one or more of the following product candidates into clinical trials in 2001.

IC485

  IC485 is an orally administered, small molecule antagonist of the phosphodiesterase type 4 enzyme, or PDE4. Inhibition of PDE4 with IC485 may reduce the production of TNF-alpha. Clinical benefits in rheumatoid arthritis and Crohn's disease have been observed in therapies that target TNF-alpha production. Moreover, clinical efficacy has been observed with PDE4 inhibitors in patients with asthma and in patients with chronic obstructive pulmonary disease. Historically, drugs that have targeted PDE4 have induced side effects such as nausea, vomiting and sedation, which has limited the clinical utility of these drugs. In preclinical studies of IC485, vomiting and sedation were not observed over a range of doses that inhibited TNF-alpha production, demonstrating the potential utility of this product candidate over existing therapies.

  Chronic obstructive pulmonary disease and rheumatoid arthritis are under consideration as the primary clinical applications for IC485. According to the American Lung Association, approximately 16 million people in the United States suffered from chronic obstructive pulmonary disease in 1995, with approximately 14 million cases manifested as chronic bronchitis and approximately 1.8 million manifested as emphysema. Rheumatoid arthritis is another chronic inflammatory disease which affects approximately 2.1 million adults in the United States. Sales of TNF-alpha antagonists that are administered by injection have increased since their market launch.

IC747

  IC747 is an orally administered small molecule antagonist of the cell adhesion molecule LFA-1, which is expressed by white blood cells. Many chronic inflammatory diseases are thought to be driven by abnormal activation of T lymphocytes, a type of white blood cell. In our preclinical studies, we have demonstrated that IC747 binds to LFA-1 and inhibits T lymphocyte activation.

  LFA-1 antagonists such as IC747 may be particularly desirable for the treatment of psoriasis, a chronic T lymphocyte-driven skin disorder afflicting approximately 3 million people in the United States. There is currently no effective, well-tolerated treatment available for this disorder. Other chronic diseases for which LFA-1 antagonists may prove useful are asthma and rheumatoid arthritis. In the United States, an estimated

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17 million people suffer from asthma while approximately 2.1 million are afflicted with rheumatoid arthritis. LFA-1 antagonists also may help prevent organ rejection for the 20,000 cases of solid organ transplant conducted in the United States each year. Genentech, Inc. and XOMA Corporation have demonstrated the effectiveness of an LFA-1 antibody in a Phase 2 clinical trial in psoriasis patients. Currently, psoriasis is the first clinical target for which we contemplate developing IC747. In June 2000, we amended a 1995 collaborative agreement with Abbott Laboratories, acquiring exclusive global rights to the LFA-1 program covered by the agreement.

Cell Cycle Checkpoint/DNA Repair Antagonists

  Resistance of tumor cells to radiation or chemotherapy is due in part to cellular enzymes collectively termed cell cycle checkpoint/DNA repair enzymes. These enzymes are proteins that recognize and repair potentially lethal defects in cellular DNA introduced by radiation or chemotherapeutic agents. In preclinical tests, we are currently evaluating and optimizing lead compounds that inhibit two key enzymes involved in this process. We are assessing these compounds for their ability to selectively increase the sensitivity of tumors versus normal tissue to radiation or chemotherapeutic agents, thereby enhancing the success and minimizing the toxic effects of conventional treatments for many different types of tumors.

  According to the American Cancer Society, cancer is a major cause of death in the United States, second only to cardiovascular disease. Because our cell cycle checkpoint/DNA repair antagonists sensitize cancer cells to chemotherapy and radiation therapy, they could potentially treat various forms of cancer, including the most common and lethal forms, such as prostate, breast, lung and colon cancer, as well as less common forms that are very poorly treated, such as pancreatic cancer.

Additional Product Candidates in Research

  Our current discovery research programs are directed toward new product candidates for the treatment of various diseases, including allergic and other inflammatory diseases, cardiovascular diseases and infectious diseases. These product candidates include:

  . antagonists of a chemokine receptor that promotes the exit of certain white blood cells from the bloodstream to sites of inflammation, which are potentially important in allergic inflammatory diseases such as asthma and skin inflammation;

  . inhibitors of certain lipid and protein kinases, which are enzymes that regulate activation of white blood cell types that participate in inflammatory and degenerative diseases such as chronic obstructive pulmonary disease and osteoporosis;

  . compounds that block the function of other cell adhesion molecules that are potentially important in diseases such as rheumatoid arthritis and asthma, and in blood clotting disorders;

  . lead inhibitors of other members of the PDE family of enzymes, including those that may be involved in regulating neurodegenerative diseases such as Parkinson's disease; and

  . molecules that represent lead compounds for new classes of antibiotics.

Research

  Since our inception we have placed a strong emphasis on generating novel drug candidates from our own internal research activities. Over the past ten years, we have assembled a highly integrated multidisciplinary research staff of approximately 150 professionals. Our staff includes:

  . molecular biologists and biochemists who identify new genes or proteins that are either product candidates or targets for product candidates; and

  . medicinal chemists, robotics experts and pharmacologists who create, evaluate and optimize new product candidates.

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  To use our expertise most effectively, we have concentrated our product discovery efforts on specific gene families, including phosphodiesterases, cell adhesion molecules and cell cycle checkpoint enzymes. In each case we seek first to identify all the members of the family, understand the distribution of each member within the body and, through multiple functional tests, determine which are most likely to impact human disease in a manner that can lead to therapeutic treatment. Once a given target is linked to an important biological function, such as activation of white blood cells, it is screened by our robotics group against a complex library of small organic molecules, from which lead compounds are identified. These lead compounds are tested against structurally related targets encoded within the same family of genes and then optimized through repetitive cycles of chemical modification to yield a final product candidate. During the optimization process our chemists and pharmacologists work together to build other attractive characteristics into the product candidate, such as the capacity to be administered orally and maintained at appropriate levels in the bloodstream. The advantage of this gene family approach is that the initial efforts that yield a promising product candidate targeting one family member also provide valuable information about how to create product candidates that target other members of the gene family. For example, novel structural information regarding how IC747 interacts with its target, LFA-1, has been used to identify lead compounds that selectively block the function of other structurally related targets. This approach not only provides additional opportunities in other therapeutic areas but also markedly reduces the effort required to produce the next product candidate.

Collaboration and Licensing Agreements

  We have entered into arrangements with other parties to access technology and to facilitate and fund the development and marketing of several of our product candidates. Our collaborations and licensing agreements include:

Eli Lilly and Company

  In October 1998, ICOS and Eli Lilly formed Lilly ICOS, a 50/50-owned limited liability company, to develop and globally commercialize PDE5 inhibitors. Lilly ICOS is developing Cialis as an oral therapeutic agent for the treatment of both erectile dysfunction and female sexual dysfunction. Under the terms of the joint venture agreement, we received a $75.0 million payment upon formation of the joint venture and an additional $15.0 million payment in 1999 upon initiation of a Phase 3 clinical trial program, and we could receive additional payments based on the progression of Cialis through development. The joint venture was initially capitalized by Eli Lilly through cash contributions and the contribution by us of intellectual property associated with Cialis and its research platform. The joint venture will market any products resulting from this collaborative effort in North America and Europe. For countries outside North America and Europe, potential products will be licensed exclusively to Eli Lilly for commercialization with a royalty paid to the joint venture.

Suntory Limited

  In February 1997, ICOS and Suntory formed Suncos, a joint venture to develop and commercialize Pafase worldwide. Under the terms of the arrangement, the joint venture was established with a $30 million cash investment by Suntory to Suncos. We granted Suncos a license to all rights to Pafase on a worldwide basis. Both ICOS and Suntory retain 50% ownership in Suncos. Suncos has granted Suntory exclusive rights to develop and commercialize Pafase in Japan, and Suncos has granted us exclusive rights to develop and commercialize Pafase in the United States. Suncos retains the rights to develop and commercialize Pafase in Europe and the rest of the world. Suncos is managed jointly by Suntory and ICOS. Suntory and ICOS will each pay royalties to Suncos on sales of Pafase in their respective territories.

Texas Biotechnology Corporation

  In June 2000, ICOS and Texas Biotechnology formed ICOS-Texas Biotechnology, a 50/50-owned limited partnership, to develop and commercialize endothelin antagonists such as sitaxsentan. Under the terms of this joint venture arrangement, ICOS and Texas Biotechnology will equally fund the development of endothelin

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antagonists and equally share in the profits of the joint venture. We made an initial $2.0 million payment to Texas Biotechnology and may make further milestone payments of up to $53.5 million. Texas Biotechnology made an initial contribution of intellectual property associated with endothelin antagonists, including patent rights and technical information. Both parties will provide the joint venture with research and development services. The joint venture will manufacture, market and sell any products resulting from the collaboration worldwide.

Abbott Laboratories

  In April 1995, we formed a collaboration with Abbott Laboratories to discover small molecule drugs that modulate the intracellular signaling connections of certain intercellular adhesion molecules and integrins. In September 1997, we expanded and extended this relationship to include small molecule antagonists of the extracellular domains of certain integrins and intercellular adhesion molecules. The research program under which we received research funding from Abbott Laboratories ended on April 1, 1999. Under the terms of the agreement, each company had exclusive rights to drugs against specific molecular targets with royalties and milestone obligations to the other party. Each party was responsible for the development, registration and commercialization of its own product candidates. In addition, the collaboration provided us with a library of chemical compounds for use in our own discovery programs. In June 2000, we acquired Abbott Laboratories' rights to drugs for indications covered by the collaboration, and we now have marketing rights to all compounds in all indications worldwide. Abbott Laboratories will receive royalties on any marketed products.

Licensing Agreements

  From time to time, we enter into licensing agreements and research collaborations with various institutions and scientists to expand our access to new scientific developments, technologies and discoveries in certain areas. We have contracted with several academic and institutional collaborators, including the Scripps Institute of Immunology, to conduct certain research and development activities relating to our product candidates. We have also entered into certain licensing agreements with respect to specific technologies. Our agreements generally provide that we will fund either the research or development of the technology, or both, and will obtain an exclusive license or option to the technology developed, subject to certain royalty and other obligations.

Patents and Proprietary Rights

  Because of the length of time and expense associated with bringing new products through development and the governmental approval process to the marketplace, pharmaceutical and biotechnology firms have traditionally placed considerable importance on obtaining and maintaining patent protection for significant new technologies, products and processes. We have applied, and are applying, for patents for our product candidates and aspects of our technologies. We own or exclusively license 126 United States patents and we have 123 patent applications pending in the United States that we have filed on our own behalf or on behalf of our joint ventures or exclusive licensors. When appropriate, we also seek foreign patent protection and to date we own or exclusively license 82 foreign patents. Our ability, however, to obtain patents in a timely manner, if at all, in foreign countries may be limited by the laws of some of these countries. For example, many countries, including several European countries, allow for an opposition period, often lasting many months, after a patent is granted, providing third parties with the opportunity to submit arguments that may call for the withdrawal of or limitations on the affected patents.

  Even if we are granted patents by government authorities, the enforceability of patents issued to pharmaceutical and biotechnology firms has proven highly uncertain. For example, legal considerations surrounding the validity of patents in the fields of pharmaceuticals and biotechnology are in transition, and we cannot assure you that the historical legal standards surrounding questions of validity will continue to be applied or that current defenses relating to issued patents in these fields will, in fact, be considered sufficient in the future. In addition, we cannot assure you as to the degree and range of protections any of our patents may afford us, whether patents will be issued or the extent to which we will be successful in avoiding infringement of patents granted to others. For example, patents which have already been issued to us may be subjected to

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further governmental review that may ultimately result in the reduction of their scope of protection, and pending patent applications may have their requested breadth of protection significantly limited before being issued, if issued at all. Furthermore, since patent applications in the United States are maintained in secrecy until patents are actually issued, and since publication of discoveries in scientific or patent literature often lags behind actual discoveries, we cannot assure you that we were the first creator of inventions covered by our patents or pending patent applications or that we were the first to file patent applications for these inventions. Pfizer, the maker of Viagra, has been granted a patent by the European Patent Office claiming the use of a PDE5 inhibitor for the treatment of erectile dysfunction, and likely has filed a patent application in the United States seeking the same or similar claims. In addition, after seeking advice of counsel, we may undertake research and development with respect to potential products, even when we are aware of third-party patents that may be relevant to our potential products, on the basis that such patents may be challenged or licensed by us. If our subsequent challenge to such patents were not to prevail, we may not be able to commercialize our potential products after having incurred significant expenditures unless we are able to acquire rights with respect to such third-party patents on commercially reasonable terms. Under federal law, companies are protected against claims of infringement for using technology patented by others in clinical trials. Accordingly, we cannot assure you that the absence of litigation with respect to our product candidates in clinical development is an indication that our commercially marketed products will not be found to infringe the patent rights of others.

  Many pharmaceutical and biotechnology companies and university and research institutions have filed patent applications or already have received patents in our areas of product development. Many of these entities' applications and patents may be competitive with or conflict with ours, and could prevent us from obtaining patents or could call into question the validity of our existing patents. For example, if various patents issued to others are upheld in the courts or if certain patent applications filed by others are issued as patents and are upheld, we may be unable to market one or more of our product candidates, or may be required to obtain a license to market those product candidates. To contend with these possibilities, we have entered into some non-exclusive license agreements and anticipate entering into additional license agreements in the future with third parties for technologies that may be useful or necessary for the manufacture or commercialization of some of our product candidates. In addition, we have initiated discussions with commercial entities which hold United States patents on the technology or processes which we may find necessary in order to engage in some of our activities. However, we cannot assure you that these licenses, or any others, that we may be required to obtain to market our product candidates will be available on commercially acceptable terms, if at all, or that we will be able to develop alternative technologies if we cannot obtain required licenses.

  While we pursue patent protection and enforcement of our product candidates and aspects of our technologies when appropriate, we also rely on trade secrets, know-how and continuing technological advancement to develop and maintain our competitive position. To protect this competitive position, we regularly enter into confidentiality and proprietary information agreements with third parties, including employees, suppliers and collaborators. Our company employment policy requires each new employee to enter into an agreement that contains provisions generally prohibiting the disclosure of confidential information to anyone outside of the company and providing that any invention conceived by an employee within the scope of his employment duties is the exclusive property of ICOS. Furthermore, our know-how that is accessed by third parties through collaborations and research and development contracts and through our relationships with scientific consultants is generally protected through confidentiality agreements with the appropriate parties. We cannot, however, assure you that these protective arrangements will be honored by third parties or that they will effectively protect our rights relating to unpatented proprietary information, trade secrets and know-how. In addition, we cannot assure you that other parties will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our proprietary information and technologies.

  To protect our rights to our patents and proprietary information, we may need to litigate against infringing third parties, or avail ourselves of the courts or participate in hearings to determine the scope and validity of our patent rights, such as participation in interference proceedings to determine priority of invention.

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These types of proceedings are often costly and could be very time-consuming to us, and we cannot assure you that the deciding authorities will rule in our favor. An unfavorable decision could allow third parties to use our technology without being required to pay us licensing fees or may compel us to license needed technologies to avoid infringing third-party patent and proprietary rights. In addition, we may be required to defend ourselves in patent suits brought by third parties who seek to enjoin our product development efforts, or seek damages for infringement. If we receive an unfavorable judgment on any of these claims, we could be forced to, among other things, alter our operations, pay licensing fees or discontinue developing or marketing one or more of our potential products, as well as incur significant legal expenses.

  Pfizer has been granted a patent by the European Patent Office claiming the use of the composition of sildenafil citrate, also known as Viagra, and related compounds for the treatment of erectile dysfunction and the use of a PDE5 inhibitor for the treatment of erectile dysfunction. We, Eli Lilly and eleven other companies have filed opposition briefs in the European Patent Office opposing this patent. The hearing for this proceeding may take place in the fourth quarter of 2001, although a nonbinding preliminary opinion may be issued by one of the three examiners composing the European Patent Office tribunal at any time. The granted European patent has been nationalized by Pfizer in most European countries. Lilly ICOS has brought suits challenging the Pfizer patent in the Netherlands, the United Kingdom and Belgium. The court in the Netherlands issued a judgment on October 4, 2000 that the proceeding in the District Court of the Hague has been adjourned and stayed pending the decision in the opposition proceeding before the European Patent Office. The case in the United Kingdom went to trial on October 4, 2000, and the case in Belgium is scheduled to go to trial in the first quarter of 2001. It is expected that decisions by the European Patent Office and the trial courts in the three countries will be appealed by the party that does not prevail. These appeals could take years. If Pfizer's patent is ultimately upheld by the European Patent Office or the courts in European countries, we may be subject to litigation by Pfizer in Europe. We also may be prohibited from marketing Cialis for the treatment of erectile dysfunction in some or all European countries, or may be required to enter into licensing agreements to market Cialis in Europe. These agreements may not be available on commercially reasonable terms. If Pfizer were to obtain a comparable patent in the United States, we may be involved in further litigation to determine whether our manufacture, use, sale or offer for sale of Cialis infringes such a patent, and to determine the validity and scope of such a patent.

Government Regulation

  Regulation by governmental authorities in the United States, Europe, Japan and other countries is a significant consideration in the manufacture and marketing of our potential products and in our ongoing research and product development activities. Virtually all of our product candidates, including those of Suncos, Lilly ICOS and ICOS-Texas Biotechnology, will require regulatory approval by governmental agencies prior to commercialization. Human therapeutic products are subject to rigorous preclinical and clinical testing and other approval requirements by the FDA and comparable agencies in foreign countries. The time required for completing testing and obtaining approvals of our product candidates is uncertain but often takes several years. Any delay in testing may hinder product development. In addition, we may encounter delays in product development or rejections of product applications due to changes in FDA or foreign regulatory policies during the period of product development and testing. Various federal, state and foreign statutes and regulations, including the Federal Food, Drug and Cosmetic Act also regulate the manufacturing, safety, labeling, storage, record keeping, and marketing of our product candidates, and failure to comply with these legal requirements may subject us to, among other things, civil penalties, criminal prosecution and restrictions on product development and production. The lengthy process of obtaining regulatory approvals and ensuring compliance with appropriate statutes and regulations requires the expenditure of substantial resources. Any delay or failure by us, our collaborators or our corporate partners to obtain regulatory approvals could adversely affect our ability to commercialize our product candidates, receive product, collaborative research or royalty payments and generate sales revenue.

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  In general, the steps ordinarily required before a new therapeutic product candidate may be marketed in the United States include:

  . preclinical laboratory tests, animal tests and formulation studies;

  . the submission to the FDA of an investigational new drug application, which must become effective before clinical testing may begin;

  . adequate and well-controlled clinical trials to establish the safety and effectiveness of the product candidate for each indication;

  . the submission of a new drug application or biologics license application, as the case may be, to the FDA; and

  . FDA review and approval of a new drug application or biologics license application, as the case may be, prior to any commercial sale or shipment of the product candidate.

  Preclinical studies generally are conducted in the laboratory to evaluate the potential safety and efficacy of a therapeutic product candidate and are undertaken in compliance with Good Laboratory Practice regulations. The results of these studies are submitted to the FDA as part of an investigational new drug application, which must be reviewed by FDA personnel before clinical testing may begin in the United States. Once the FDA is satisfied with or does not comment on the submission, clinical trials on humans may begin, although the FDA may put a hold on these trials at any time.

  Clinical trials are conducted in accordance with Good Clinical Practice regulations at sponsoring institutions under protocols detailing the objectives of the trial, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. Typically, clinical evaluation involves three sequential phases, which may overlap. During Phase 1, clinical trials are conducted with a relatively small number of subjects to determine the early safety profile of a drug, as well as the pattern of drug distribution and drug metabolism by the subject. In Phase 2, trials are conducted with groups of patients afflicted by a specific target disease to determine preliminary efficacy, optimal dosages and dosage tolerance, and to gather additional safety data. In Phase 3, large-scale, multicenter comparative trials are conducted with patients afflicted with a specific target disease to provide data for the statistical proof of efficacy and safety as required by the FDA and others. The FDA and the clinical trial sponsor may suspend clinical trials at any time if it is believed that clinical subjects are being exposed to an unacceptable health risk.

  The results of preclinical and clinical testing of a product candidate, as well as data relating to a product candidate's chemistry, pharmacology and manufacture, are required to be submitted to the FDA in the form of a new drug application for small molecule products or a biologics license application for biological products in order to seek FDA approval. FDA approval of the new drug application or biologics license application is required before marketing of a product may begin in the United States, and the cost of this process may be substantial. In response to a new drug application or biologics license application, the FDA may grant marketing approval, request additional information or deny the application if the FDA determines that the application does not satisfy its regulatory approval criteria, including the pre-approval of relevant product manufacturing facilities. The failure to obtain timely permission for clinical testing or timely regulatory approval for product marketing would materially affect us. Furthermore, the FDA may require testing and surveillance programs to monitor the effect of a new product or may prevent or limit future marketing of a product based on the results of these post-marketing programs.

  In addition, some of our product candidates, most notably sitaxsentan, which is targeting pulmonary hypertension, may qualify as orphan drugs under the Orphan Drug Act of 1983. This act generally provides incentives to manufacturers to undertake development and marketing of products to treat relatively rare diseases or those diseases which would likely affect fewer than 200,000 persons annually in the United States. A drug that receives orphan drug designation by the FDA and is the first product to receive FDA marketing approval for its product claim is entitled to various advantages, including a seven-year exclusive marketing period in the

United States for that product claim. However, any drug that is considered by the FDA to be different from a particular orphan drug, including any orphan drug of ours that has been so designated by the FDA, is not precluded from sale in the United States during the seven-year exclusive marketing period. We cannot assure you that any of our product candidates will be designated as an orphan drug by the FDA or, if so designated, will have a positive effect on our revenues.

  In order to manufacture our potential products, a domestic drug manufacturing facility must be registered with the FDA as a domestic drug manufacturing establishment, must submit to periodic inspection by the FDA and must comply with current Good Manufacturing Practices regulations. In addition, to supply products for use in the United States, foreign manufacturing establishments must comply with these regulations and are subject to periodic inspection by the FDA or corresponding regulatory agencies in countries under reciprocal agreements with the FDA.

  Whether or not FDA approval has been obtained, approval of a product by comparable regulatory authorities may be necessary in foreign countries prior to the commencement of marketing of a product in those countries. The approval procedures vary among countries and can involve additional testing. The time required to obtain approval may differ from that required for FDA approval. Although there are some procedures for unified filings in some countries, including some in Europe, in general each country has its own procedures and requirements, many of which may be expensive and time-consuming. Accordingly, there may be substantial delays in obtaining required approvals from foreign regulatory authorities after the relevant applications are filed, if we ultimately receive any approvals at all.

  Our policy is to conduct our research activities in compliance with the National Institute of Health Guidelines for Research Involving Recombinant DNA Molecules. We are also subject to various federal, state and local laws, regulations and recommendations relating to safe working conditions, laboratory and manufacturing practices, the experimental use of animals, and the use and disposal of hazardous or potentially hazardous substances, including radioactive compounds and infectious disease agents, used in connection with our work. The extent and character of government regulation that might result from future legislation or administrative action, including additional or changes to environmental laws, cannot be accurately predicted and may materially affect our business operations and revenues.

Competition

  Competition in the pharmaceutical industry is intense and characterized by rapid technological development. We expect that our product candidates will encounter significant competition. A number of pharmaceutical and biotechnology companies are currently developing products targeting the same diseases and medical conditions that we target, and some of our competitors' products have entered clinical trials or are already commercially available. For example, Pfizer has already successfully commercialized Viagra, a competitor of our product candidate Cialis, and Eli Lilly is currently seeking regulatory approval for a product for the treatment of sepsis that may compete with Pafase. In addition, our potential products, if approved and commercialized, will compete against well-established existing therapeutic products that are currently reimbursed by government health administration authorities, private health insurers and health maintenance organizations.

  Our competitors include pharmaceutical companies, biotechnology companies and chemical companies. Furthermore, significant levels of biotechnology research now occur in universities, governmental agencies and other nonprofit research institutions. These entities have become increasingly active in seeking patent protection and licensing revenues for their research results, thereby providing us with additional competition and potential costs to our operations. In addition, many major pharmaceutical companies have developed or acquired internal capabilities or have made commercial arrangements with other biotechnology companies or research institutions to further their development of products that may compete with our potential products.

  Many of our competitors have substantially more experience and more capital, research and development, regulatory, manufacturing, sales, marketing, human and other resources than we do. As a result, they may:

  . develop products that are safer or more effective than our product candidates;

  . obtain FDA and other regulatory approvals or reach the market with their products more rapidly than we can, reducing the potential sales of our product candidates;

  . devote greater resources to market or sell their products;

  . adapt more quickly to new technologies and scientific advances;

  . initiate or withstand substantial price competition more successfully than we can;

  . have greater success in recruiting skilled scientific workers from the limited pool of available talent;

  . more effectively negotiate third-party licensing and collaborative arrangements; and

  . take advantage of acquisition or other opportunities more readily than we can.

  We anticipate that we will face increased competition in the future as new companies enter our markets and as scientific developments surrounding biologic and small molecule therapeutics continue to accelerate. Through research and discoveries, our competitors may render some or all of our product candidates obsolete or unmarketable, and may succeed in developing products safer and more effective than our potential products. Furthermore, even if our product candidates prove superior to the products of our competitors, our business could suffer as a result of collaborative partners independently developing competing products through the use of product candidates we licensed to them or developed through our collaborations.

  We believe the principal competitive factors affecting our markets are the timing and scope of regulatory approvals, safety and effectiveness of therapeutic products, cost and availability these products, availability of alternative treatments, third-party reimbursement programs and patent and proprietary rights protection. Although we believe that we are well positioned to compete adequately with respect to these factors in the future, our future success is currently difficult to predict because all of our product candidates are still in various stages of development and have yet to undergo regulatory approval and commercialization.

Manufacturing

  Since 1993, we have manufactured recombinant protein-based clinical materials to support our previous and current clinical trials in our production facilities in Bothell, Washington. Our current facility is capable of utilizing both microbial and mammalian-based production processes and was designed to meet the FDA requirements for the production of purified recombinant protein bulk product. We anticipate that vialing and other finishing steps in the manufacturing processes of product candidates such as Pafase and IC14 will be completed under contract with third parties. Furthermore, we currently do not have the facilities necessary for production of small molecule drugs, including Cialis, and therefore have established relationships with third-party manufacturers to produce the required materials for our preclinical and clinical trials. We cannot, however, assure you that we will be able to maintain our current relationships with third-party manufacturers or establish future arrangements with third-party manufacturers on commercially reasonable terms, if at all.

Marketing and Sales

  We have very limited marketing and sales capabilities. We believe this level of capacity is appropriate prior to the commercialization of our product candidates. As we begin to approach our product launch dates, we are beginning to expand our marketing and sales capabilities. We have employees with significant commercial experience in marketing and sales from major pharmaceutical companies who will oversee the development of our marketing and sales infrastructure, including our Vice President of Marketing, who was hired in June 2000. In addition to our own marketing and sales workforce, we anticipate promoting our potential products in collaboration with marketing partners or relying on relationships with one or more companies with established distribution systems and direct sales forces to distribute and sell our potential products, including, to a large degree, our joint venture partners. For example, we anticipate that Cialis will be supported by marketing and sales representatives from both Lilly and ICOS.

Employees

  As of September 30, 2000, we employed 383 individuals. Approximately 300 of our employees are engaged in research or development activities and 83 in general and administrative positions. We consider our employee relations to be good. We have never had a work stoppage, and none of our employees is represented under a collective bargaining agreement. We believe that our future success is dependent in part on our ability to attract, integrate and retain skilled scientific, sales and marketing, and senior management personnel. Competition in our industry for these skilled workers is intense and we cannot assure you that we will be able to attract, integrate and retain these personnel.

Facilities

  We lease or own approximately 220,000 square feet of space in five buildings located in Bothell, Washington, a suburb of Seattle. Our leases expire between May 2002 and February 2004, with options to renew for additional four- or five-year periods. Our principal administrative offices, research laboratories and clinical production facility occupy approximately 190,000 square feet. We sublease the remaining 30,000 square feet of space under short-term operating leases expiring in 2001 and 2002, which provide extensions through 2003 and 2004. We also have signed a lease beginning in April 2001 and expiring in March 2006 for an additional 16,000 square feet, with options to renew for additional five-year periods. In addition, in December 1992, we purchased approximately 300,000 square feet of undeveloped land adjacent to our main facilities. We believe this purchase gives us the flexibility to expand in our current geographic location as and if our space needs increase in the foreseeable future. Over the next several years, we plan to lease, acquire or build additional facilities to accommodate the activities and personnel necessary to further develop our product candidates.

Legal Proceedings

  From time to time, we may become involved in litigation relating to claims arising in the ordinary course of our business. We believe that there are no claims or actions pending or threatened against us that, if adversely determined, would have a material adverse effect on us.

                                   MANAGEMENT

Directors and Executive Officers

  The following table sets forth information regarding our executive officers and directors as of September 30, 2000:

 Name                                      Age             Position
 ----                                      ---             --------
 Paul N. Clark...........................   53 Chairman of the Board, Chief
                                                Executive Officer and President
 Gary L. Wilcox, Ph.D. ..................   53 Executive Vice President,
                                                Operations, Secretary and
                                                Director
 W. Michael Gallatin, Ph.D. .............   47 Vice President and Scientific
                                                Director
 Thomas P. St. John, Ph.D. ..............   48 Vice President, Therapeutic
                                                Development
 Patrick W. Gray, Ph.D. .................   49 Vice President, Science
 Clifford J. Stocks......................   42 Vice President, Business
                                                Development
 Leonard M. Blum.........................   39 Vice President, Marketing
 Frank T. Cary(1)........................   79 Director
 James L. Ferguson(1)(2).................   74 Director
 William H. Gates III....................   44 Director
 David V. Milligan, Ph.D.(1).............   60 Director
 Robert W. Pangia........................   48 Director
 Alexander B. Trowbridge(2)..............   70 Director
 Walter B. Wriston(2)....................   81 Director

--------
(1) Member of Compensation Committee.

(2) Member of Audit Committee.

  Our certificate of incorporation, as amended, and bylaws, as amended, divide our board of directors into three classes. The members of each class of directors serve for staggered three-year terms.

  Paul N. Clark has been one of our directors, Chief Executive Officer and President since June 1999, and the Chairman of the Board since February 2000. From 1984 to December 1998, Mr. Clark worked in various capacities for Abbott Laboratories, a health care products manufacturer, retiring from Abbott Laboratories as Executive Vice President and board member after serving previously as Vice President from 1984 to 1990 and Senior Vice President from 1990 to 1998. His previous experience included senior positions with Marion Laboratories, a pharmaceutical company, and Sandoz Pharmaceuticals (now Novartis Corporation), a pharmaceutical company. Mr. Clark received his M.B.A. from Dartmouth College, Amos Tuck School, and his B.S. in finance from the University of Alabama.

  Gary L. Wilcox, Ph.D. joined us in September 1993 as Executive Vice President, Operations, and has been one of our directors since 1993. In April 1995, Dr. Wilcox was appointed our Corporate Secretary. From 1989 to 1993, Dr. Wilcox served as Vice Chairman, Executive Vice President and Director of XOMA Corporation, a biotechnology company. From 1982 to December 1989, he was the President and Chief Executive Officer of International Genetic Engineering, Inc. (known as Ingene), a biotechnology company, which he co-founded. In 1989, Ingene was acquired by XOMA Corporation. Dr. Wilcox is currently a director of London Pacific Group Limited and Pepperdine University. He received his Ph.D. and M.A. in molecular biology and biochemistry, and his B.A. in cellular and molecular biology from the University of California at Santa Barbara.

  W. Michael Gallatin, Ph.D. has been our Vice President and Scientific Director since April 1995. Dr. Gallatin joined us in 1990 as Director of the Cell Adhesion Program and became a Senior Director, Science, in July 1992. He was appointed Vice President, Biological Research, in October 1993. Prior to joining us, Dr. Gallatin was a faculty member of the Fred Hutchinson Cancer Research Center in Seattle, Washington, and an affiliate faculty member of the Department of Microbiology at the University of Washington. He received his Ph.D. in immunology from the University of Alberta and his B.S. in zoology from Truman State University (formerly Northeast Missouri State University).

  Thomas P. St. John, Ph.D. has been our Vice President, Therapeutic Development, since October 1993. Dr. St. John joined us in September 1990 as Director of the Structural Cell Biology Program and became a Senior Director, Science, in July 1992. Prior to joining us, Dr. St. John was a faculty member of the Fred Hutchinson Cancer Research Center in Seattle, Washington, and an affiliate faculty member of the University of Washington in the Department of Medicine and Department of Genetics. Dr. St. John received his Ph.D. in biochemistry from Stanford University and his B.S. in biology from California Institute of Technology.

  Patrick W. Gray, Ph.D. has been our Vice President, Science, since January 1998. Dr. Gray joined us in September 1990 as Director of the Leukocyte Biochemistry Program and became a Senior Director, Science, in July 1992. From 1980 to 1989, Dr. Gray was a scientist at Genentech, a pharmaceutical company. Dr. Gray received his Ph.D. in chemistry from the University of Colorado and his B.S. in biology from the University of Oregon.

  Clifford J. Stocks has been our Vice President, Business Development, since January 1999. Mr. Stocks joined us in February 1992 as a Business/Corporate Development Manager and became Director, Business Development, in January 1993 and Senior Director, Business Development, in January 1997. From October 1989 to September 1991, Mr. Stocks was an Associate with Booz Allen & Hamilton, a management consulting firm. Mr. Stocks received his M.B.A. from the University of Chicago Graduate School of Business and his B.S. in biology from the University of Utah.

  Leonard M. Blum has been our Vice President, Marketing, since June 2000. From August 1997 to June 2000, he served in various capacities for Merck Sharp & Dohme Israel, a pharmaceutical company, including marketing director and business unit director. He joined Merck in 1987, served in several positions in the United States, and led sales and marketing teams in Germany, Israel and Switzerland. His previous experience included service as an officer in the United States Army and a corporate financial analyst with the investment banking department at Shearson Lehman American Express, a financial services company. Mr. Blum received his M.B.A. from the Stanford Graduate School of Business and his A.B. in economics from Princeton University. He was a Fulbright Scholar in International Economics at the University of Zurich.

  Frank T. Cary has been one of our directors since January 1990. He was Chief Executive Officer and Chairman of the Board of International Business Machines Corporation, a business equipment manufacturer, from 1973 to 1980. He currently serves as a director of Celgene Corporation, Cygnus, Inc., Lexmark International Group, Inc., Lincare, Inc. and Vion Pharmaceuticals, Inc.

  James L. Ferguson has been one of our directors since January 1990. From 1973 to 1989, he served in various capacities at General Foods Corporation, a food manufacturing company, including Chief Executive Officer and President. Mr. Ferguson currently serves as a director of Vion Pharmaceuticals, Inc., a member of The Business Council and Council on Foreign Relations, a Trustee of the Aspen Institute and a Life Trustee of Hamilton College.

  William H. Gates III has been one of our directors since July 1990. Mr. Gates is a co-founder of Microsoft Corporation, a software company, and was its Chief Executive Officer and Chairman of the Board from its incorporation in 1981 until January 2000, and he has been its Chief Software Architect and Chairman of the Board since January 2000.

  David V. Milligan, Ph.D. has been one of our directors since October 1995. From May 1998 to the present, he has served as a vice president of Bay City Capital, a San Francisco-based merchant bank. From 1979 to 1996, he served in various capacities at Abbott Laboratories, retiring as Senior Vice President and Chief Scientific Officer after previously heading both the diagnostics and the pharmaceutical research and development sectors. Dr. Milligan is currently non-executive Chairman of the Board of Caliper Technologies, Inc. and Versicor, Inc.

  Robert W. Pangia has been one of our directors since April 1990. Currently a private investor, Mr. Pangia served from 1987 to 1996 as Executive Vice President and Director of Investment Banking at PaineWebber Incorporated, an investment banking and securities brokerage firm. From 1986 to 1987, he was a Managing Director with Drexel Burnham Lambert, an investment banking firm. From 1977 to 1986, Mr. Pangia worked in various positions in the Corporate Financing Department at Kidder Peabody & Co., an investment banking and securities brokerage firm, including serving as Director of the Technology Finance Group. He is currently a director of IDEC Pharmaceuticals, Inc.

  Alexander B. Trowbridge has been one of our directors since January 1990. From January 1990 to the present, he has served as President of Trowbridge Partners, Inc., a business consulting firm. From 1980 to 1990, he was President of the National Association of Manufacturers, a national trade association. From 1976 to 1980, he was Vice Chairman of Allied Chemical Corporation, a chemical manufacturing company, and he was President of The Conference Board, a management and economic research organization, from 1970 to 1976. In 1967 and 1968, Mr. Trowbridge was United States Secretary of Commerce, and he served as Assistant Secretary of Commerce from 1965 to 1967. He currently serves as a director of E.M. Warburg-Pincus Funds, Harris Corporation and Sunoco, Inc.

  Walter B. Wriston has been one of our directors since January 1990. From 1967 to 1984, he served as Chief Executive Officer of Citicorp and its subsidiary Citibank, N.A., part of a national banking association, and he served as Chairman of the Board of Citicorp and Citibank, N.A. from 1970 through 1984. Mr. Wriston currently serves as a director of Cygnus, Inc. and Vion Pharmaceuticals, Inc.

                             PRINCIPAL STOCKHOLDERS

  The following table sets forth information concerning the beneficial ownership of our outstanding common stock as of September 30, 2000, and as adjusted to reflect the sale of the shares of common stock in this offering for:

  . each person who is known by us to own beneficially more than 5% of our common stock;

  . each of our directors;

  . each of our executive officers named in the "Management" section; and

  . all of our directors and executive officers as a group.

  The term "beneficial ownership" includes shares over which the indicated beneficial owner exercises voting and/or investment power. The rules of the Securities Act of 1933, as amended, also deem common stock subject to options or warrants currently exercisable, or exercisable within 60 days, to be outstanding for purposes of computing the percentage ownership of the person holding the options or warrants, but they do not deem that stock to be outstanding for purposes of computing the percentage ownership of any other person. The applicable percentage of ownership for each stockholder is based on 46,930,877 shares of common stock outstanding as of September 30, 2000, together with applicable options and warrants for that stockholder. Except as otherwise indicated, we believe the beneficial owners of the common stock listed below, based on information furnished by them, have sole voting and investment power over the number of shares listed opposite their names, subject to applicable community property laws. The information provided in the table below assumes no exercise of the underwriters' over-allotment option. Unless otherwise indicated, the address for each of the individuals listed in the table below is c/o ICOS Corporation, 22021 - 20th Avenue S.E., Bothell, WA 98021.

                                                         Percent Beneficially
                                                                 Owned
                                               Shares    ---------------------
                                            Beneficially  Before   After
Name of Beneficial Owner                       Owned     Offering Offering
------------------------                    ------------ -------- --------
William H. Gates III.......................  5,707,259     12.0%    10.9%
 c/o Michael Larson
 2365 Carillon Point
 Kirkland, WA 98033(1)
George B. Rathmann, Ph.D. .................  2,727,639      5.7      5.2
 5404 Lake Washington Blvd. N.E., Apt. I
 Kirkland, WA 94033(2)
Gary L. Wilcox, Ph.D.(3)...................    557,612      1.2      1.1
Paul N. Clark(4)...........................    441,055        *        *
W. Michael Gallatin, Ph.D.(5)..............    257,530        *        *
Thomas P. St. John, Ph.D.(6)...............    254,313        *        *
Frank T. Cary(7)...........................    183,363        *        *
James L. Ferguson(8).......................    171,648        *        *
Walter B. Wriston(9).......................    163,863        *        *
Patrick W. Gray, Ph.D.(10).................    156,647        *        *
Robert W. Pangia(11).......................    152,113        *        *
Alexander B. Trowbridge(12)................    149,113        *        *
David V. Milligan, Ph.D.(13)...............     79,199        *        *
Clifford J. Stocks(14).....................     44,648        *        *
Leonard M. Blum(15)........................     10,417        *        *
All directors and executive officers as a
 group (14 persons)(16)....................  8,328,780     16.6     15.1

--------
  * Represents less than one percent.

 (1) Includes 656,000 shares subject to issuance upon exercise of warrants that are exercisable within 60 days of September 30, 2000. Includes also 25,640 shares subject to issuance upon exercise of options that are exercisable within 60 days of September 30, 2000.

 (2) Includes 656,000 shares subject to issuance upon exercise of warrants that are exercisable within 60 days of September 30, 2000. Includes also 1,971,639 shares held by the Rathmann Family Revocable Trust.

 (3) Includes 537,612 shares subject to issuance upon exercise of options that are exercisable within 60 days of September 30, 2000.

 (4) Represents 441,055 shares subject to issuance upon exercise of options that are exercisable within 60 days of September 30, 2000.

 (5) Includes 215,030 shares subject to issuance upon exercise of options that are exercisable within 60 days of September 30, 2000.

 (6) Includes 4,000 shares subject to issuance upon exercise of warrants that are exercisable within 60 days of September 30, 2000. Includes also 207,813 shares subject to issuance upon exercise of options that are exercisable within 60 days of September 30, 2000.

 (7) Includes 8,000 shares subject to issuance upon exercise of warrants that are exercisable within 60 days of September 30, 2000. Includes also 144,113 shares subject to issuance upon exercise of options that are exercisable within 60 days of September 30, 2000.

 (8) Includes 16,000 shares subject to issuance upon exercise of warrants that are exercisable within 60 days of September 30, 2000. Includes also 144,113 shares subject to issuance upon exercise of options that are exercisable within 60 days of September 30, 2000.

 (9) Includes 144,113 shares subject to issuance upon exercise of options that are exercisable within 60 days of September 30, 2000.

(10) Includes 119,522 shares subject to issuance upon exercise of options that are exercisable within 60 days of September 30, 2000.

(11) Includes 8,000 shares subject to issuance upon exercise of warrants that are exercisable within 60 days of September 30, 2000. Includes also 144,113 shares subject to issuance upon exercise of options that are exercisable within 60 days of September 30, 2000.

(12) Includes 144,113 shares subject to issuance upon exercise of options that are exercisable within 60 days of September 30, 2000.

(13) Includes 79,099 shares subject to issuance upon exercise of options that are exercisable within 60 days of September 30, 2000.

(14) Represents 44,648 shares subject to issuance upon exercise of options that are exercisable within 60 days of September 30, 2000.

(15) Represents 10,417 shares subject to issuance upon exercise of options that are exercisable within 60 days of September 30, 2000.

(16) Includes 692,000 shares subject to issuance upon exercise of warrants that are exercisable within 60 days of September 30, 2000. Includes also 2,401,401 shares subject to issuance upon exercise of options that are exercisable within 60 days of September 30, 2000.

                                  UNDERWRITING

  We and the underwriters named below, through their representatives SG Cowen Securities Corporation, Banc of America Securities LLC, Prudential Securities Incorporated, Robertson Stephens, Inc. and Ragen MacKenzie Incorporated, will enter into an underwriting agreement with respect to the shares being offered. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase the number of shares indicated in the following table at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus.

                                                                       Number of
   Underwriters                                                         Shares
   ------------                                                        ---------
   SG Cowen Securities Corporation....................................
   Banc of America Securities LLC.....................................
   Prudential Securities Incorporated.................................
   Robertson Stephens, Inc. ..........................................
   Ragen MacKenzie Incorporated.......................................
                                                                       ---------
     Total............................................................ 5,000,000
                                                                       =========

  The underwriting agreement provides that the obligations of the underwriters are conditional and may be terminated at their discretion based on their assessment of the state of the financial markets. The obligations of the underwriters may also be terminated upon the occurrence of the events specified in the underwriting agreement. The underwriters are severally committed to purchase all of the common stock being offered if any shares are purchased, other than those covered by the over-allotment option described below.

  The underwriters propose to offer the common stock directly to the public at the public offering price set forth on the cover page of this prospectus. The underwriters may offer the common stock to securities dealers at that price
less a concession not in excess of $    per share. Securities dealers may
reallow a concession not in excess of $    per share to other dealers. After
the shares of common stock are released for sale to the public, the underwriters may vary the offering price and other selling terms from time to time.

  We have granted the underwriters an option to purchase up to 750,000 additional shares of common stock at the public offering price set forth on the cover of this prospectus to cover over-allotments, if any. This option is exercisable for a period of 30 days. If the underwriters exercise their over-allotment option, the underwriters have severally agreed, subject to conditions, to purchase shares in approximately the same proportion as shown in the table above.

                                                           Without     With
                                                Per Share  Option     Option
                                                --------- --------- -----------
   Public offering price.......................  $        $         $
   Underwriting discount.......................  $        $         $
   Proceeds, before expenses, to ICOS..........  $        $         $

  We have agreed to indemnify the several underwriters against some liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make with respect to these liabilities.

  We, our directors and executive officers and a stockholder who collectively beneficially hold an aggregate of 11,056,419 shares, have agreed with the underwriters that for a period of 90 days following the date of this prospectus that, without the prior written consent of SG Cowen Securities Corporation, our directors and executive officers and the stockholder will not dispose of or hedge any shares of common stock or any securities convertible into or exchangeable for common stock. This restriction will not apply to the sale by directors and executive officers of up to an aggregate of 150,000 shares of common stock to pay for the exercise of vested stock options.

  The underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions, penalty bids, and passive market making in accordance with Regulation M under the Securities Exchange Act of 1934. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying securities so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by such syndicate member is purchased in a syndicate covering transaction to cover syndicate short positions. In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of the common stock until the time, if any, at which a stabilizing bid is made. These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

  One of the underwriters, Prudential Securities Incorporated, also markets online through its PrudentialSecurites.com division. Clients of Prudential AdvisorSM may view offering terms and a prospectus online and place orders through their financial advisors. Other than the prospectus in electronic format, the information on this Web site is not intended to be part of this prospectus or the registration statement of which this prospectus forms a part has not been approved or endorsed by us or any underwriter in such capacity and should not be relied on by prospective investors.

  We estimate that our out-of-pocket expenses for this offering will be approximately $550,000.

                                 LEGAL MATTERS

  We are being represented by Perkins Coie LLP, Seattle, Washington, and the underwriters are being represented by Shearman & Sterling, New York, New York. The validity of the common stock offered by this prospectus will be passed on by Perkins Coie LLP for us and by Shearman & Sterling for the underwriters.

                                    EXPERTS

  The consolidated financial statements of ICOS Corporation and subsidiary as of December 31, 1999 and 1998 and for each of the years in the three-year period ended December 31, 1999, have been incorporated by reference into this prospectus and in the registration statement in reliance on the report of KPMG LLP, independent certified public accountants, incorporated by reference into this prospectus, and upon the authority of that firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

  We file annual, quarterly and special reports, as well as registration and proxy statements and other information, with the Securities and Exchange Commission. These documents may be read and copied at the Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549, or at the Commission's regional offices located at 7 World Trade Center, Suite 1300, New York, New York 10048, and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can get further information about the Commission's Public Reference Room by calling 1-800-SEC-0330. The Commission also maintains a Web site at http://www.sec.gov that contains reports, registration statements and other information regarding registrants like us that file electronically with the Commission.

  This prospectus is part of a registration statement on Form S-3 filed by us with the Commission under the Securities Act of 1933, with respect to this offering of common stock. As permitted by the Commission, this prospectus does not contain all the information in the registration statement filed with the Commission. For a fuller understanding of this offering, you should refer to the complete registration statement on Form S-3 that may be obtained from the locations described above.

                     INFORMATION INCORPORATED BY REFERENCE

  The Securities and Exchange Commission allows us to "incorporate by reference" the information we file with the Commission, which means that we can disclose important information to you by referring you to documents we have filed with the Commission. We incorporate by reference the documents listed below, and any additional documents filed by us with the Commission under
Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, prior to the termination of this offering. The information we incorporate by reference is part of this prospectus, and any later information that we file with the Commission will automatically update and supersede this information.

  The documents we incorporate by reference are:

  (1) our Annual Report on Form 10-K for the fiscal year ended December 31, 1999;

  (2) our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2000 and June 30, 2000;

  (3) our Current Report on Form 8-K filed on March 14, 2000; and

  (4) the description of our common stock contained in our registration statement on Form 8-A, filed with the Commission on April 18, 1991, under Section 12(g) of the Securities Exchange Act of 1934, including any amendment or report filed for the purpose of updating that description.

  Documents incorporated by reference, excluding exhibits, are available from us without charge. You may obtain documents incorporated by reference by requesting them in writing from ICOS Corporation, 22021--20th Avenue S.E., Bothell, Washington 98021, Attention: Investor Relations Department, or by calling (425) 485-1900.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                5,000,000 Shares

                           [LOGO OF ICOS CORPORATION]

                                  Common Stock

                           ------------------------

                                   PROSPECTUS

                           ------------------------

                                    SG COWEN

                         BANC OF AMERICA SECURITIES LLC

                          PRUDENTIAL VECTOR HEALTHCARE
                        a unit of Prudential Securities

                               ROBERTSON STEPHENS

                          RAGEN MacKENZIE INCORPORATED


                                        , 2000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

  The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the registrant in connection with the sale of common stock being registered. All amounts are estimates except the Securities and Exchange Commission registration fee, the NASD filing fee and The Nasdaq National Market additional listing fee.

   Securities and Exchange Commission registration fee................ $ 72,295
   NASD filing fee....................................................   28,245
   Nasdaq National Market additional listing fee......................   17,500
   Blue Sky fees and expenses.........................................   10,000
   Printing and engraving expenses....................................  100,000
   Legal fees and expenses............................................  200,000
   Accounting fees and expenses.......................................   60,000
   Transfer Agent and Registrar fees..................................   10,000
   Miscellaneous fees and expenses....................................   51,960
                                                                       --------
     Total............................................................ $550,000
                                                                       ========

Item 15. Indemnification of Directors and Officers

  Section 145(a) of the Delaware General Corporation Law provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no cause to believe his or her conduct was unlawful.

  Section 145(b) of the DGCL provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted under similar standards, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine, that despite the adjudication of liability, such person is fairly and reasonably entitled to be indemnified for such expenses which the Court of Chancery or such other court shall deem proper.

  Section 145 of the DGCL further provides that, to the extent a director or officer of a Delaware corporation has been successful in the defense of any action, suit or proceeding referred to in subsections 145(a) and (b) or in the defense of any claim, issue or matter therein, such person shall be indemnified against expenses actually and reasonably incurred by such person in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the corporation may purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against such person or incurred by him or her in any such capacity or arising out of his or her status as such whether or not the corporation would have the power to indemnify such person against such liabilities under Section 145.

  Section 10 of ICOS's Amended and Restated Bylaws requires indemnification of officers and directors to the fullest extent permitted under Delaware law. Subject to any restrictions imposed by Delaware law, the bylaws provide an unconditional right to indemnification for all expense, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) actually and reasonably incurred or suffered by any person entitled to indemnification in connection with any actual or threatened action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was serving as a director or officer of ICOS or that, being or having been a director or officer or an employee of ICOS, such person is or was serving at the request of ICOS as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including an employee benefit plan. However, board approval is required with respect to indemnification for any proceeding initiated by a person entitled to indemnification. The bylaws also provide that ICOS may, by action of its board of directors, provide indemnification to its employees and agents with the same scope and effect as the foregoing indemnification of directors and officers.

  Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for (i) any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) payments of unlawful dividends or unlawful stock repurchases or redemptions, or (iv) any transaction from which the director derived an improper personal benefit.

  Article 10 of ICOS's Restated Certificate of Incorporation provides that, to the fullest extent that the DGCL, as it now exists or may hereafter be amended, permits, the limitation or elimination of the liability of directors, a director of ICOS shall not be liable to ICOS or its stockholders for monetary damages for breach of fiduciary duty as a director. Any amendment to or repeal of such Article 10 shall not adversely affect any right or protection of a director of ICOS for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

  ICOS's officers and directors are covered by insurance (with certain exceptions and limitations) that indemnifies them against losses for which ICOS grants them indemnification and for which they become legally obligated to pay on account of claims made against them for "wrongful acts" committed before or during the policy period. Additionally, ICOS's outside directors are covered by a similar insurance policy.

Item 16. Exhibits and Financial Statement Schedules

 Exhibit
 Number                           Description
 -------                          -----------
   1.1*  Form of Underwriting Agreement
   5.1*  Opinion of Perkins Coie LLP
  23.1   Consent of KPMG LLP, independent certified public accountants
  23.2*  Consent of Perkins Coie LLP (contained in Exhibit 5.1)
  24.1   Power of Attorney (contained on the signature page hereof)

--------
*  To be filed by amendment.

Item 17. Undertakings

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

  The undersigned registrant hereby undertakes that:

         (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

         (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunder duly authorized, in the City of Bothell, State of Washington, on the 11th day of October, 2000.

                                          ICOS Corporation

                                             /s/ Paul N. Clark
                                          By: _________________________________
                                             Name: Paul N. Clark
                                             Title: Chairman of the Board,
                                             Chief Executive
                                                 Officer and President

                               POWER OF ATTORNEY

  Each person whose individual signature appears below hereby authorizes and appoints Paul N. Clark and Gary L. Wilcox, and each of them, with full power of substitution and resubstitution and full power to act without the other, as his true and lawful attorney-in-fact and agent to act in his name, place and stead and to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file any and all amendments to this registration statement, including any and all post-effective amendments and amendments thereto, and any registration statement relating to the same offering as this registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing, ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue thereof.

  Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated below on the 11th day of October, 2000.

             Signature                           Title
             ---------                           -----

        /s/ Paul N. Clark            Chairman of the Board and
____________________________________  Chief Executive Officer
           Paul N. Clark              (Principal Executive
                                      Officer)

        /s/ Gary L. Wilcox           Executive Vice President,
____________________________________  Operations, Secretary and
           Gary L. Wilcox             Director


      /s/ Sanford S. Haskins         Acting Chief Financial
____________________________________  Officer (Principal
         Sanford S. Haskins           Financial and Accounting
                                      Officer)


        /s/ Frank T. Cary            Director
____________________________________
           Frank T. Cary

             Signature                           Title
             ---------                           -----

      /s/ James L. Ferguson          Director
____________________________________
         James L. Ferguson


                                     Director
____________________________________
        William H. Gates III


      /s/ David V. Milligan          Director
____________________________________
         David V. Milligan

       /s/ Robert W. Pangia          Director
____________________________________
          Robert W. Pangia


   /s/ Alexander B. Trowbridge       Director
____________________________________
      Alexander B. Trowbridge


      /s/ Walter B. Wriston          Director
____________________________________
         Walter B. Wriston

                                 EXHIBIT INDEX

 Exhibit
 Number                           Description
 -------                          -----------
   1.1*  Form of Underwriting Agreement

   5.1*  Opinion of Perkins Coie LLP

  23.1   Consent of KPMG LLP, independent certified public accountants

  23.2*  Consent of Perkins Coie LLP (contained in Exhibit 5.1)

  24.1   Power of Attorney (contained on the signature page hereof)

--------
*  To be filed by amendment.